UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Technicolor is a company listed on the NYSE Euronext Paris and NYSE stock exchanges, and the materials furnished herewith may contain certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

Exhibits

Exhibit 1 TECHNICOLOR UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: August 3, 2010	Title:	General Secretary

Exhibit 1

TECHNICOLOR UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

Unaudited interim consolidated statements of operations

2

Unaudited interim consolidated statements of comprehensive income

3

Unaudited interim consolidated statements of financial position

4

Unaudited interim consolidated statements of cash flows

6

Unaudited interim consolidated statements of change in equity

7

Notes to the unaudited interim condensed consolidated financial statements

1

General information

8

2

Summary of significant accounting policies

10

3

Critical accounting estimates and judgments

13

4

Significant changes in the scope of consolidation since December 31, 2009

16

5

Information by segments

17

6

Selling and administrative expenses and other income (expense)

20

7

Research and development expenses

20

8

Net finance income (expense)

20

9

Income tax

21

10

Discontinued operations

21

11

Property, plant and equipment

24

12

Goodwill and other intangible assets

25

13

Investments and available-for-sale financial assets

26

14

Inventories

26

15

Cash, cash equivalents, cash collateral and security deposits

26

16

Shareholders’ equity

27

17

Financial risk management

28

18

Derivative financial instruments

29

19

Borrowings

30

20

Financial instruments and main market related exposures

35

21

Retirement benefit obligations

36

22

Provisions for restructuring and other charges

37

23

Share-based payments

38

24

Earnings (loss) per share

39

25

Acquisitions, disposals and other operations impacting the consolidated statements of cash flows

40

26

Contractual obligations and other commitments

41

27

Contingencies

43

28

Related party transactions

49

29

Subsequent events

49

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Technicolor Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended June 30,
(€ in millions)	Note	2010 Unaudited	2009 Unaudited
Continuing operations
Revenues		1,468	1,801
Cost of sales		(1,174)	(1,440)

Gross margin		294	361

Selling and administrative expenses	(6)	(192)	(193)
Research and development expenses	(7)	(76)	(78)
Other income (expense)	(6)	(11)	(39)

Profit (loss) from continuing operations before tax and net finance income (expense)		15	51

Interest income	(8)	3	4
Interest expense	(8)	(44)	(33)
Gain on Technicolor’s debt restructuring on May 26, 2010	(8)	381	-
Other financial income (expense)	(8)	(128)	19
Net finance income (expense)		212	(10)

Share of profit (loss) from associates		-	(1)
Income tax	(9)	(14)	(36)
Profit (loss) from continuing operations		213	4

Discontinued operations
Net loss from discontinued operations	(10)	(117)	(329)

Net income (loss)		96	(325)
Attributable to:
- Equity Holders		96	(325)
- Non-controlling interests		-	-

		Six months ended June 30,
(in euro, except number of shares)		2010 Unaudited (*)	2009 Unaudited (*)

Weighted average number of shares outstanding (basic net of treasury stock)		51,601,849	26,294,722

Earnings (loss) per share from continuing operations (**)
- basic		3.81	0.2
- diluted		3.08	0.2
Earnings (loss) per share from discontinued operations
- basic		(2.26)	(12.5)
- diluted		(1.82)	(12.5)
Total earnings (loss) per share (**)
- basic		1.55	(12.3)
- diluted		1.26	(12.3)

(*)

The number of shares at end of June 2010 and 2009 was adjusted to factor in the reverse share split that took place on July 15, 2010. For details, see notes 16 and 24. Impact on earnings per share of the first application of IFRIC 19 is detailed in note 1.2.

(**)

The payment of interest claims of the TSS holders (see note 16.2), since this does not impact the net result, is taken as a reduction of earnings for the purpose of calculating the earnings per share.

The accompanying notes on pages 8 to 52 are an integral part of these financial statements.

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Technicolor Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME

		Six months ended June 30,
(€ in millions)	Note	2010 Unaudited	2009 Unaudited
Net income (loss) for the period		96	(325)

Recognition of actuarial gains and losses in equity (1)	(21)	(35)	(10)

Fair value gains (losses), gross of tax on available-for-sale financial assets	(13)
- fair value adjustments of the period		11	12
- reclassification adjustments to income on disposal of available-for-sale financial assets		(10)	-

Fair value gains (losses), gross of tax on cash flow hedges :
- on cash flow hedges before the hedged transactions affect profit or loss		(7)	(11)
- reclassification adjustments when the hedged forecast transactions affect profit or loss		(6)	3

Currency translation adjustments (2)
- currency translation adjustments of the period		(18)	44
- reclassification adjustments on disposal of a foreign operation		-	1

Tax effect		-	1
Total other comprehensive income		(65)	40
Total comprehensive income for the period		31	(285)
Attributable to:
- Equity holders of the parent		31	(285)
- Non-controlling interests		-	-

(1)

Includes €(4) million and €(1) million related to held for sale businesses as of June 30, 2010 and June 30, 2009 respectively.

(2)

Includes €(66) million and €4 million related to held for sale businesses as of June 30, 2010 and June 30, 2009 respectively.

The accompanying notes on pages 8 to 52 are an integral part of these financial statements.

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Technicolor Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€ in millions)	Note	June 30, 2010 Unaudited	December 31, 2009 Audited
ASSETS

Non-current assets:
Property, plant and equipment	(11)	487	431
Goodwill	(12)	832	746
Other intangible assets	(12)	542	456
Investments in associates		6	7
Investments and available-for-sale financial assets	(13)	22	42
Derivative financial instruments	(18)	7	-
Contract advances and up-front prepaid discount		77	60
Deferred tax assets	(9)	503	426
Income tax receivable		22	20
Other non-current assets		39	37
Cash collateral and security deposits	(15)	19	13

Total non-current assets		2,556	2,238

Current assets:
Inventories	(14)	135	97
Trade accounts and notes receivable		520	555
Current accounts with associates and joint-ventures		4	5
Derivative financial instruments	(18)	1	7
Income tax receivable		21	15
Other current assets		336	316
Cash collateral and security deposits	(15)	63	82
Cash and cash equivalents	(15)	416	569
Assets classified as held for sale	(10)	385	436

Total current assets		1,881	2,082

Total assets		4,437	4,320

The accompanying notes on pages 8 to 52 are an integral part of these financial statements.

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Technicolor Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(€ in millions)	Note	June 30, 2010 Unaudited	December 31, 2009 Audited
EQUITY AND LIABILITIES

Shareholders’ equity:	(16)
Common stock (796,498,809 shares at June 30, 2010 with nominal value of €0.10 per share)		80	1,012
Treasury shares		(156)	(156)
Additional paid in capital		267	1,643
Subordinated perpetual notes		500	500
Notes redeemable in shares		525	-
Other reserves		65	112
Retained earnings (accumulated deficit)		(627)	(3,340)
Cumulative translation adjustment		(244)	(226)

Shareholders’ equity (deficit)		410	(455)

Non-controlling interests		2	2

Total equity (deficit)		412	(453)

Non-current liabilities:
Borrowings	(19)	1,366	16
Retirement benefits obligations	(21)	366	310
Restructuring provisions	(22)	10	16
Other provisions	(22)	91	92
Deferred tax liabilities	(9)	258	198
Other non-current liabilities		67	60

Total non-current liabilities		2,158	692

Current liabilities :
Borrowings	(19)	326	2,727
Derivative financial instruments	(18)	1	4
Retirement benefits obligations	(21)	50	60
Restructuring provisions	(22)	45	48
Other provisions	(22)	70	68
Trade accounts and notes payable		511	435
Accrued employee expenses		122	128
Income tax payable		8	7
Other current liabilities		424	345
Payables on acquisition of companies		-	2
Liabilities classified as held for sale	(10)	310	257

Total current liabilities		1,867	4,081
Total liabilities		4,025	4,773

Total equity (deficit) and liabilities		4,437	4,320

The accompanying notes on pages 8 to 52 are an integral part of these financial statements.

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Technicolor Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)		Six months ended June 30,
	Note	2010 Unaudited	2009 Unaudited
Net income (loss)		96	(325)
Loss from discontinued operations		(117)	(329)
Profit (loss) from continuing operations		213	4
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization		117	120
Impairment of assets		1	30
Net changes in provisions		(11)	(28)
(Profit) / loss on asset sales		(6)	(3)
Interest (income) and expense	(8)	41	29
Gain on Technicolor’s debt restructuring on May 26, 2010	(8)	(381)	-
Other non cash items (including tax)		52	35
Changes in working capital and other assets and liabilities		5	(212)
Cash generated from / (used in) continuing operations		31	(25)
Interest paid		(51)	(38)
Interest received		3	3
Income tax paid		(12)	(15)
Net operating cash generated from / (used in) continuing activities		(29)	(75)
Net operating cash used in discontinued operations	(10)	(11)	(58)
Net cash from / (used in) operating activities (I)		(40)	(133)

Acquisition of subsidiaries, associates and investments, net of cash acquired		-	(1)
Net cash impact from sale of investments		19	(2)
Purchases of property, plant and equipment (PPE)		(67)	(84)
Proceeds from sale of PPE		3	6
Purchases of intangible assets including capitalization of development costs		(12)	(19)
Cash collateral and security deposits granted to third parties		(2)	(19)
Cash collateral and security deposits reimbursed by third parties		29	3
Loans (granted to) / reimbursed by third parties		-	(11)
Net investing cash used in continuing activities		(30)	(127)
Net investing cash used in discontinued operations	(10)	3	(15)
Net cash used in investing activities (II)		(27)	(142)

Increase of capital	(16)	203	-
Proceeds from borrowings		1	49
Repayments of borrowings	(19)	(255)	(51)
Fees paid linked to the debt and capital restructuring	(8)	(30)	-
Payment of the interests claims of TSS holders	(16)	(25)	-
Net financing cash generated from/ (used in) continuing activities		(106)	(2)
Net financing cash used in discontinued operations	(10)	(2)	(1)
Net cash provided by / (used) in financing activities (III)		(108)	(3)

Net (decrease) / increase in cash and cash equivalents (I+II+III)		(175)	(278)
Cash and cash equivalents at beginning of period		569	769
Exchange gain / (losses) on cash and cash equivalents		22	20
Cash and cash equivalents at end of period		416	511

The accompanying notes on pages 8 to 52 are an integral part of these financial statements.

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Technicolor Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Group									Non-controlling interests	Total equity (deficit)
(€ in millions)	Share capital	Treasury shares	Additional paid-in capital	NRS	Perpetual Notes	Other reserves	Retained earnings	Cumulative translation adjustment	Total Group equity (deficit)
Balance at December 31, 2009	1,012	(156)	1,643	-	500	112	(3,340)	(226)	(455)	2	(453)
Variation for the period ended June 30, 2010
Total other comprehensive income (*)	-	-	-	-	-	(47)	-	(18)	(65)	-	(65)
Net income (loss) for the period	-	-	-	-	-	-	96	-	96	-	96
Total comprehensive income for the period	-	-	-	-	-	(47)	96	(18)	31	-	31
Reduction of share capital through a reduction in the nominal value of the shares	(985)	-	(1,643)	-	-	-	2,628	-	-	-	-
May 2010 increase in capital by issuance of 526,608,781 new shares	53	-	295	-	-	-	-	-	348	-	348
Fees linked to the issuance of new shares	-	-	(9)	-	-	-	-	-	(9)	-	(9)
Issuance of notes redeemable in shares of the Company (NRS)	-	-	-	638	-	-	-	-	638	-	638
Fees linked to the issuance of NRS	-	-	-	(16)	-	-	-	-	(16)	-	(16)
Tax impact on Fees paid to the issuance of new shares and NRS (***)			1	3					4		4
Gain on the debt extinguishment through issuance of equity instruments (**)	-	-	(20)	(100)	-	-	-	-	(120)	-	(120)
Payment of the interest claims of the TSS holders	-	-	-	-	-	-	(25)	-	(25)	-	(25)
Tax impacts on interest claims paid on TSS and Treasury shares (***)	-	-	-	-	-	-	13	-	13	-	13
Share-based payment to employees (see Note 23)	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	1	-	1	-	1
Balance at June 30, 2010	80	(156)	267	525	500	65	(627)	(244)	410	2	412

(*)

Refer to details in the “Statements of comprehensive income” above.

(**)

Refer to details in notes 1.2, 3.9 and 19.

(***)

Due to full recognition of French consolidated loss carried forwards, €17 million related to fees on issuance of new shares and NRS, interest claims paid to TSS holders and losses on Treasury Shares have been recognized. See note 9.

The accompanying notes on pages 8 to 52 are an integral part of these financial statements.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1

GENERAL INFORMATION

1.1

General information

Technicolor provides a wide range of video, technologies, systems, finished products and services to businesses and professionals in the Media & Entertainment industries. Until June 1, 2010, the Group’s activities were organized within the three following operational Divisions: Technology, Connect and Entertainment Services. As of June 1, 2010, the Digital Content Delivery businesses (previously part of the Entertainment Services Division) and the Connect Division are integrated into a new operational Division called Digital Delivery. The Group’s activities are therefore organized within: Technology (unchanged), Digital Delivery and Entertainment Services.

All remaining activities (mainly residual non-core activities and unallocated Corporate functions) are grouped in a segment “Other”.

In accordance with the sixteenth resolution voted during the Extraordinary Shareholders’ meeting held on January 27, 2010, the name of the Company changed from Thomson to Technicolor.

In these financial statements, the terms “Technicolor group”, “the Group” and “Technicolor” mean Technicolor S.A. together with its consolidated subsidiaries. Technicolor S.A. or the “Company” refers to the Technicolor group parent company.

Technicolor’s revenues particularly in the Services Entertainment division have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the year-end holiday season. Given the economic environment, this trend was not observed during 2009 and it is unclear whether it will be in 2010.

The interim condensed consolidated financial statements were approved by the Board of Directors of Technicolor and authorized for issuance on July 28, 2010.

1.2

Main events of the period

•

Debt restructuring process

On November 30, 2009 the Nanterre Commercial Court opened a sauvegarde proceeding for the benefit of the Company based on the terms of the restructuring agreement with its senior creditors of July 24, 2009.

In accordance with French law, on January 27, 2010, the Shareholders’ Meeting approved the resolutions required to implement the plan. Finally, on February 17, 2010 the Nanterre Commercial Court approved the proposed sauvegarde plan (the “Sauvegarde Plan”) after ensuring it protected the interests of all creditors and offered a “viable solution” for the company (“une possibilité sérieuse pour l’entreprise d’être sauvegardée”).

The Sauvegarde Plan is now binding upon all creditors of Technicolor.  An appeal against the February 17, 2010 decision of the Nanterre Commercial Court was brought by certain holders of TSS (Titres Super Subordonnés) or deeply subordinated perpetual notes, in the Versailles Court of Appeal on February 23, 2010 (see note 27).

In parallel, on December 16, 2009, the Company filed a request for recognition of the effects of the sauvegarde in the United States with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 15 of the Federal Bankruptcy Code. The request was dismissed on June 28, 2010: there having been no activity in the Chapter 15 case with the exception of the Company’s request for provisional relief and recognition, pursuant to a request from the Company, the Chapter 15 case was officially closed pursuant to an order of the Bankruptcy Court.

In far as such appeal from TSS holders does not itself suspend the judgment, in accordance with the Sauvegarde Plan (described in greater detail in the notice of meeting available on Technicolor’s website) the following operations have been completed:

•

a conversion of €1.3 billion of senior debt into securities by way of:

–

a share capital increase of €348 million (including share premium) out of which €203 million were subscribed by shareholders on exercise of their preferential subscription right and were used to reimburse the debt (see note 25)

–

the issuance of €638 million of notes redeemable in a fixed number of shares of the Company (“Notes redeemable in shares” or NRS) reserved to the senior creditors;

–

the issuance of notes redeemable in cash or shares of the Company (disposal proceeds notes, or DPN), linked to the disposal proceeds of certain non-core assets of the Company, reserved to the senior creditors in an amount of up to €299 million at the exchange rate contemplated in the Sauvegarde Plan (€309 million at the May 26, 2010 exchange rate) out of which €48 million were reimbursed in cash by the company to the creditors;

•

the execution of a new term loan facility and the issuance of new notes (the reinstated debt) which will allow the repayment of up to €1.6 billion of senior debt, the principal characteristics of which are described in Note 19.

•

the payment of the interest claims of the TSS holders against the Company in cash in an amount of €25 million (definitively extinguishing these interest claims). (For further details, see note 27).

On May 26, 2010 the debt restructuring of Technicolor was finalized.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The final impact of the debt restructuring on our financial statements can be summarized as follows:

Restructured debt as of May 26, 2010 (*)	Debt as of May 26, 2010 (1)	Debt extinguished by equity (2)	Disposal proceeds notes (DPN) (3)	Re-instated debt (4)
Extinguished debt	2,918	1,016	309	1,593
Reimbursement of DPN Reinstated debt at fair value on the balance sheet as of May 26, 2010			48 259	1,364
Equity instruments issued : Equity instruments in exchange of debt : stated at fair value in the balance sheet (before issuance costs)		663
Equity instruments issued on exercise of the preferential subscription right (5) : at carrying value (before issuance costs)		203
Gain in the Statement of Operations		150	2	229

(*)

The allocation of the carrying value of the Extinguished debt between the part extinguished through issuance of equity instruments and the part extinguished through new debts has been determined based on the restructuring agreement signed on July 24, 2009 with the majority of its creditors.

(1)

Restructured debt at May 26, 2010 rate before restructuring.

(2)

In accordance with IFRIC19, the difference between the carrying value of the financial debt extinguished and the fair value of equity instruments issued has been recognised for €150 million out of which €30 million of exchange rate impact related to the difference between the extinguishment of the debt at the exchange rates contemplated in the Sauvegarde Plan and the exchange rates as at May 26, 2010. The Sauvegarde Plan contemplated a rate of 1€= 1.3US$ and 1€= 0.9091£ for debt extinguishment in foreign currencies. See notes 3.9 and 16.

(3)

The DPN include €10 million of exchange rate impact related to the difference between the extinguishment of the debt at the exchange rates contemplated in the Sauvegarde Plan and the exchange rate as at May 26, 2010.

(4)

In accordance with IAS39-43, impact of the initial recognition of the new debt at its fair value: €1,369 million at June 30, 2010 closing rate). See notes 3.9 and 19.

(5)

In accordance with the Sauvegarde Plan, the cash proceeds from exercise of the preferential subscription rights were used to reimburse the debt.

•

Main new accounting topics

Technicolor has elected to apply IFRIC 19 by anticipation. The main impact of this interpretation in these interim condensed consolidated financial statements is the recognition of a non-cash financial gain of €150 million, representing the difference between the carrying amount of the debt extinguished by the debt restructuring agreement and the fair value of the equity instruments issued on May 26, 2010, including an exchange rate impact of €30 million. (see note 8)

The impact of the gain on earnings per share is as follows:

-

basic: 2.91

-

diluted: 2.33

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1

Basis of preparation

These interim condensed consolidated financial statements have been prepared on the basis of the Group continuing to operate as a going concern (see Note 3.1 for more detailed information) and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and effective as of June 30, 2010, which include IAS 34 “Interim Financial Reporting” and in accordance with IFRS effective as of June 30, 2010 and adopted by the European Union as of July 28, 2010.

The standards approved by the European Union are available on the following web site: http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.

These interim condensed consolidated financial statements should be read in conjunction with the 2009 annual IFRS consolidated financial statements.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual IFRS Consolidated Financial Statements for the year ended December 31, 2009 and described in Note 2 to our 2009 annual consolidated financial statements, which are an integral part of the 2009 Group’s Annual Report, except for the following standards, amendments and interpretations which have been applied for the first time.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2

Standards, amendments and interpretations effective as of January 1, 2010 and applied as of January 1, 2010

New standard or interpretation	Main provisions	Main impacts on the 2010 interim consolidated financial statements
Amendments to IFRS 2, Share-based Payment – Group Cash-settled Share-based Payment Transactions

This amendment clarifies the accounting for Group cash-settled share-based payment transaction and how an individual subsidiary in a Group should account for some share-based payment arrangements in its own financial statements.

The application of this amendment since January 1, 2010 had no material impact on the Group interim consolidated financial statements.
Revised IFRS 3, Business Combinations and Revised IAS 27, Consolidated and Separate Financial Statements

The revised Standards include significant changes, including:

-  a greater emphasis on the use of fair value;

-  a focus on changes in control as a significant economic event – introducing requirements to remeasure interests to fair value at the time when control is achieved or lost, and recognising directly in equity the impact of all transactions between controlling and non-controlling shareholders not involving a loss of control; and

- a focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. Transaction costs, changes in the value of contingent consideration, settlement of pre-existing contracts, share-based payments and similar items will generally be accounted for separately from business combinations and will generally affect profit or loss.

The application of these revised standards since January 1, 2010 had no material impact on the Group interim consolidated financial statements.
Improvements to IFRSs 2009

The IASB issued Improvements to IFRSs – a collection of amendments to twelve International Financial Reporting Standards and Interpretations – as part of its program of annual improvements to its standards.

None
IAS 39, Recognition and Measurement : Eligible Hedged Items (amendments)	The IASB published amendments to IAS 39 to clarify two hedge accounting issues: - Inflation in a financial hedged item - One-sided risk in a hedged item	The application of these amendments since January 1, 2010 had no material impact on the Group interim consolidated financial statements.
IFRIC 17, Distributions of Non-cash Assets to Owners

IFRIC 17 clarifies that an entity should measure the dividend payable at the fair value of the net assets to be distributed and the difference between the dividend paid and the carrying amount of the net assets distributed should be recognized in profit or loss.

The application of this interpretation since January 1, 2010 had no impact on the Group interim consolidated financial statements.
IFRIC 18, Transfers of assets from customers	IFRIC 18 provides additional guidance on the accounting for transfers of assets from customers.	The application of this interpretation since January 1, 2010 had no impact on the Group interim consolidated financial statements.
IFRS 1, First-time adoption of international financial reporting standards, hereinafter ‘restructured IFRS 1’

The restructured IFRS 1 replaces the existing IFRS 1 in order to make IFRS 1 easier to use and amend in the future. The restructured IFRS 1 also removes from the standard some outdated transition guidance and contains some minor wording changes.

The application of this revised standard since January 1, 2010 had no material impact on the Group interim consolidated financial statements.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.3

Standards, amendments and interpretations that are not yet effective and have been early adopted by Technicolor as of January 1, 2010

New standard or interpretation	Main provisions	Main impacts on the 2010 interim consolidated financial statements
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 clarifies that when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially:

- the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability.

- the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

- the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period.

Technicolor has elected to apply IFRIC 19 by anticipation. The main impact of this interpretation in these interim condensed consolidated financial statements is the recognition of a financial non-cash gain of €150 million, representing the difference between the carrying amount of the debt extinguished by the debt restructuring process and the fair value of the equity instruments remitted at May 26, 2010. (see notes 1.2, 3.9, 8 and 16.1)

2.4

Standards, amendments and interpretations that are not yet effective and have not been early adopted by Technicolor

New standard	Effective Date	Main provisions
IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after 1 January 2013

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39.

Improvements to IFRSs 2010	Various effective date; the earliest is annual periods beginning on or after 1 January 2011	The IASB issued Improvements to IFRSs – a collection of amendments to seven International Financial Reporting Standards – as part of its program of annual improvements to its standards.
IAS 24, Related Party Disclosures – Revised definition of related parties (revised)	Annual periods beginning on or after 1 January 2011	The revised standard provides a partial exemption for government-related entities and a revised definition of a related party.
IAS 32, Financial Instruments: Presentation – Amendments relating to classification of rights issues	Annual periods beginning on or after 1 February 2010

The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

New interpretation	Effective Date	Main provisions
IFRIC 14, Prepayments of a Minimum Funding Requirement (amendment)	Annual periods beginning on or after 1 January 2011

The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset.

The impacts of the above standards, amendments and interpretations and of current IFRS and IFRIC projects are not anticipated in these financial statements and cannot be reasonably estimated at this time.

2.5

Functional and presentation currency

These consolidated financial statements are presented in euro. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.6

Basis of measurement

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions required by the IFRS have been applied: available-for-sale financial assets at fair value, derivative financial instruments, new financial debt valued initially at fair value and financial assets at fair value through profit and loss.

2.7

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

Management regularly reviews its valuations and estimates based on its past experience and various other factors considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities’ carrying value and of the revenues and expenses. The actual results could significantly differ from these estimates depending on different conditions and assumptions. The critical accounting assumptions and judgments made by the Group are detailed in Note 3.

2.8

Translation of foreign currency transactions

The main exchange rates used for translation (one unit of each foreign currency converted to euro) are summarized in the following table:

		Closing rate		Average Rate
	2.8.1.1.1.1.1	June 2010	December 2009	June 2010	June 2009
US dollar (US$)		0.817795	0.69384	0.76111	0.74765
Pound sterling (GBP)		1.23098	1.11990	1.15835	1.11188
Canadian dollar (CAD)		0.77918	0.66184	0.73151	0.61878

The average rate is determined by taking the average of the month-end closing rates for the year, unless such method results in a material distortion.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain of Technicolor’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates, while different assumptions or conditions may yield different estimates. Technicolor’s management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key assumptions retained were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2009 except for the main following estimates that have been reassessed as of June 30, 2010:

3.1

Going concern

The interim condensed consolidated financial statements as of June 30, 2010 were approved by the Board of Directors on July 28, 2010 on a going concern basis.

Certain legal proceedings that have been initiated relating to the Sauvegarde Plan continue (see note 27). As the appeal does not stay the implementation of the Sauvegarde Plan, and the appellants did not request a temporary injunction of the execution of the judgment of the Nanterre Commercial Court of February 17, 2010, the Group completed the transactions necessary for the execution of the Plan within the timetable contemplated therein. The appellants have requested the nullification of the General Meeting of Creditors and the re-opening of the Sauvegarde proceeding. The Group believes it has sound arguments to contest the demands of the appellants and remains confident regarding the outcome of this proceeding.

The Board of Directors also considered the Group’s cash flow projections and believes that the Group’s current cash will be sufficient to meet the expected cash requirements of the Group and address potential financial consequences of ongoing litigation, until at least June 30, 2011.

Having considered the above, the Board of Directors determined that it was appropriate for these interim consolidated financial statements to be prepared on a going concern basis.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.2

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Other intangible assets” and tangible assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to determine (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of PPE and intangible assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the period ended June 30, 2010, the Group recognized depreciation expense amounting to €60 million related to PPE and amortization expense of €40 million for intangible assets with finite useful lives (these figures exclude the depreciation expense recorded within the loss from discontinued operations). As of June 30, 2010 the net carrying amount of PPE and intangible assets with finite useful lives amounted to €487 million and €317 million, respectively (excluding PPE and intangible assets classified as held for sale).

In order to ensure that its assets are carried at no more than their recoverable amount, Technicolor evaluates at each reporting date certain indicators that would result, if applicable, in performing an impairment test in accordance with the accounting policy stated in Note 2 of our 2009 Consolidated Financial Statements. The recoverable amount of an asset or group of assets may require the Group to use estimates, mainly in assessing the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flows of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

As of June 30, 2010, the Group reviewed its triggering indicators and determined that no amortizable assets and cash generating units may have lost value.

3.3

Impairment tests of goodwill and intangible assets with indefinite useful lives

Goodwill and other indefinite-lived intangible assets are reviewed annually for impairment in accordance with the accounting policy stated in Note 2 of our 2009 Consolidated Financial Statements. Such review requires management to make material judgments and estimates when performing impairment tests.

Technicolor’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of cash-generating units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit and (2) estimating the value of the operating cash flows including their terminal value, the growth rate of the revenues generated by the assets tested for impairment, the operating margin rates of underlying assets for related future periods and the royalty rates for the trademarks. The assumptions used by the Group for the determination of the recoverable amount are described in Note 14 of our 2009 Consolidated Financial statements.

ln addition to the annual review for impairment, Technicolor evaluates at each reporting date certain indicators that would result, if applicable, in performing an additional impairment test in accordance with the accounting policy stated in Note 2 of our 2009 Consolidated Financial statements. Following this review, Technicolor has therefore considered the recoverable amount of those continuing goodwill reporting units which had a lower than expected economic performance during the first semester of 2010. This review did not indicate the need for any impairment charge with respect of these assets.

As of June 30, 2009 the Group reviewed the value of one of its trademark following negative events that occurred in the second quarter of 2009. This review led to an impairment of €13 million.

As of June 30, 2010, the net book value of goodwill and other intangibles amounts to €832 million (excluding goodwill classified as held for sale) and €225 million, respectively.

3.4

Valuation of businesses held for sale

Businesses held for sale should be recorded at the lower of their carrying amount and fair value less costs to sell. Estimating fair value less costs to sell requires management to make material judgments and estimates.

Technicolor’s management believes its policies relating to such valuation are critical accounting policies involving critical accounting estimates because determining the fair value less costs to sell requires (1) determining the most probable selling price of the held for sale businesses based on all available facts and circumstances and (2) estimating the outcomes of ongoing negotiations with potential buyers.

As of June 30, 2010 the Group reviewed the value of its held for sale businesses (Grass Valley and Media Networks (MN)). This review led to the recognition of an impairment loss of €40 million, impacting discontinued operations and reflecting management’s best estimates. (see Notes 10.1 and 10.2)

As of June 30, 2009, an impairment of €279 million was booked, impacting discontinued businesses (Grass Valley and MN) for €276 million.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.5

Deferred tax

Management judgment is required to determine the value of the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 of our 2009 Consolidated Financial Statements. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which are not expected to re-occur in the near future, and/or (2) the expectation of exceptional gains or (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

Given the end of the debt restructuring process and the confirmation of the first taxable profit in France, the remaining unrecognized French Tax group’s tax losses carried forward have been recognized at June 30, 2010. The impact amounts to €38 million in the Statement of Operations and €17 million in Equity. See note 9.

As of June 30, 2010, deferred tax liabilities amount to €258 million and the Group has recorded €503 million of deferred tax assets reflecting management’s best estimates of their recoverable amount.

3.6

 Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 28 to our 2009 Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the provision for pension and post-retirement obligation. While Technicolor’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits net obligations under such plans and related future expense.

As of June 30, 2010, the post-employment benefits provision amounted to €416 million.

3.7

Provisions and litigations

Technicolor’s management is required to make judgments about provisions and contingencies, including the probability of outcomes of pending and potential future litigation that, by their nature, are dependent on future events that are inherently uncertain. In making its determination of likely outcomes of litigation and tax matters etc, management considers the evaluation of the outside counsels knowledgeable about each matter, as well as known outcomes in case law. See Note 27 for a description of the Group’s significant legal proceedings and contingencies.

3.8

Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and particularly in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and / or with the particular technology owner. The royalties payable are presented within the captions “Other current liabilities” and “Other non-current liabilities” in our balance sheet.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.9

Impact of our debt restructuring on financial result

Part of our original debt has been converted into equity instruments (new shares and NRS) and in compliance with IFRIC19 the difference between the carrying value of the financial debt extinguished and the fair value of equity instruments issued has been recognized in “other financial result” of our consolidated Statement of Operations under the line “Gain on Technicolor’s debt restructuring on May 26, 2010” for an amount of €150 million;

In making its evaluation of the fair value of new shares, management considered the opening price of Technicolor’s shares on the Euronext Paris on May 26, 2010. The evaluation of the fair value of the NRS was considered to be the value of new shares except for the NRS IIC for which management made an estimate of the cash option value that reduces the fair value.

In compliance with IAS 39, the restructuring of our debt has been treated as a debt extinguishment of our original debt and the recognition of a new financial debt. In compliance with IAS 39-43, the new financial debt has been recognized at fair value, resulting in a gain in the Statement of Operations under the line “Gain on Technicolor’s debt restructuring on May 26, 2010” for an amount of €229 million.

Because Technicolor’s debt is not listed, in making the evaluation of the fair value, management considered a mix of parameters such as the listed price of debts of companies having a comparable S&P and Moody’s rating and the trading of our debt in private transactions when available.

For further details, refer to notes 1.2 and 16.1 and 19.

4

SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION SINCE DECEMBER 31, 2009

On January 27, 2010, Technicolor entered into an agreement with Sony Electronics Inc. for the sale of Convergent Media Systems Corporation, specialized in digital signage and content distribution systems. Convergent Media Systems, which, belonged as well PRN to the Media Networks operations, lies outside the scope of Technicolor's strategic focus on content creators. The terms of this transaction are financially non-material to Technicolor.

The impact of the disposal on the Group interim consolidated financial statements is a loss of €1.1 million at the date of transaction (the sale price amounts to €4.6 million at the date of transaction) recognized in net loss from discontinued operations.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5

INFORMATION BY SEGMENTS

Based on the level of information given on a recurring basis to the Group’s Executive Committee (considered as the Chief Operating Decision Maker in the meaning of the standard), the Group determined that its reportable operating segments under IFRS 8 are: Technology, Digital Delivery and Entertainment Services. All the remaining activities (mainly retail telephony (sold in December 2009), residual non-core activities and unallocated Corporate functions) are grouped in the segment “Other” as a reconciling item.

The operating segments have the following activities:

•

Technology: this segment develops and monetizes technology in the following areas:

–

Licensing of patents and trademarks,

–

Corporate Research.

•

Digital Delivery: this segment allows access to digital content delivery in the home through the supply of hardware and software technology to the Media & Entertainment industry in the areas of access and delivery platforms and Digital Content Distribution services. This segment includes:

–

Digital Home Products activities: access and home networking products, notably set-top boxes and advanced services gateways to satellite, cable network and telecom operators,

–

Software Service Platform activities, comprising in particular softswitch solutions for network operators and internet service providers (ISP),

–

Digital Content Delivery Services: Content Distribution through electronic media including Media Management Services, Broadcast Services and Electronic Distribution Services.

Digital Home Products activities and Software Service Platform activities formed the Connect segment until May 31, 2010. As of June 1, 2010 the Digital Content Delivery Services (previously part of the Entertainment Services segment) and the Connect activities are integrated into a new segment called Digital Delivery. All figures provided in the tables below are restated to take into account this organizational change.

•

Entertainment Services: this segment offers video-related content management services for the Media & Entertainment industry. This segment offers services related to end-to-end management of content for our customers in the Media & Entertainment industries in the following areas:

–

Creation Services and Theatrical Services: Film Services, Content preparation and creation

–

DVD Services: Replication and distribution of DVD, Blu-RayTM discs and video and game CD.

The following comments are applicable to the tables below:

-

The Technology and Entertainment Services segments generate substantially all of their revenues respectively from royalties and sale of services. Digital Delivery generates its revenue from the sale of goods and services.

-

The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.

-

The captions "Amortization of customer relationships" and "Other depreciation and amortization" only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-

The caption "Other non-cash income (expenses)" includes mainly the net variation of provisions without cash impact.

-

The caption "Other segment assets" includes advances to suppliers and to customers.

-

The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment, intangible assets and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets.

-

The caption "Unallocated assets" includes mainly financial assets, current accounts with subsidiaries/associates, income tax assets and assets held for sale.

-

The caption "Unallocated liabilities" includes mainly financial and income tax liabilities and liabilities classified as held for sale.

-

The caption "Capital expenditures" excludes the net change in payables to suppliers of PPE and intangible assets (amounting to €2 million and €(35) million as of June 30, 2010 and 2009 respectively).

-

The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of PPE and intangible assets).

-

All the statement of operations and balance sheet items disclosed in the tables below have been measured in accordance with IFRS.

-

One external customer within the Entertainment Services segment represents more than 10% of the Group’s revenue (€150 million) as of June 30, 2010.

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NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Digital Delivery (1)	Entertainment Services (1)	Other (2)	Consolidation Adjustments	Total
	Six months ended June 30, 2010

Statement of operations items
Revenues with external customers	188	641	637	2	-	1,468
Intersegment sales	1	2	2	2	(7)	-

Profit (loss) from continuing operations before tax and net finance costs	123	(33)	(21)	(54)	-	15
Out of which the main non-cash items below:
Amortization of customer relationships	-	(9)	(5)	-	-	(14)
Other depreciation and amortization	(5)	(32)	(62)	(2)	-	(101)
Other non-cash income (expenses)	(5)	(11)	(10)	(5)	-	(31)

Balance sheet items
Assets
Operating segment assets	122	589	969	4	-	1,684
Goodwill	13	358	461	-	-	832
Other segment assets	114	149	216	349	-	828
Total segment assets	249	1,096	1,646	353	-	3,344
Investments in associates	3	-	-	3	-	6
Unallocated assets						1,087
Total consolidated assets						4,437

Liabilities
Segment liabilities	176	591	455	551	-	1,773
Unallocated liabilities						2,252
Total consolidated liabilities (without equity)						4,025

Other information
Capital expenditures	(1)	(20)	(59)	(1)	-	(81)
Capital employed	112	262	746	(96)	-	1,024

(1)

As of June 1, 2010 the Digital Content Delivery Services (previously part of the Entertainment Services segment) and the Connect activities are integrated into a new segment called Digital Delivery.

(2)

For the period ended June 30, 2010, the retail telephony business contributed by €1 million to revenues and by €2 million to profit (loss) from continuing operations before tax and net finance costs to the segment “Other”.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Digital Delivery (1)	Entertainment Services (1)	Other (2)	Consolidation Adjustments	Total
	Six months ended June 30, 2019

Statement of operations items
Revenues with external customers	195	841	690	75	-	1,801
Intersegment sales	1	4	3	72	(80)	-

Profit (loss) from continuing operations before tax and net finance costs	116	3	(9)	(59)	-	51
Out of which the main non-cash items below:
Amortization of customer relationships	-	(11)	(6)	-	-	(17)
Other depreciation and amortization	(6)	(37)	(55)	(4)	-	(102)
Other non-cash income (expenses)	(2)	(16)	(3)	(8)	-	(29)

Balance sheet items
Assets
Operating segment assets	124	664	905	-	-	1,693
Goodwill	11	344	401	-	-	756
Other segment assets	164	229	304	415	-	1,112
Total segment assets	299	1,237	1,610	415	-	3,561
Investments in associates	3	-	-	4	-	7
Unallocated assets						1,194
Total consolidated assets						4,762

Liabilities
Segment liabilities	195	633	413	539	-	1,780
Unallocated liabilities						3,400
Total consolidated liabilities (without equity)						5,180

Other information
Capital expenditures	-	(35)	(32)	(1)	-	(68)
Capital employed	143	385	775	(89)	-	1,214

(1)

As of June 1, 2010 the Digital Content Delivery Services (previously part of the Entertainment Services segment) and the Connect activities are integrated into a new segment called Digital Delivery. The Digital Delivery segment includes also the Angers plant previously classified in the segment “Other”. All figures provided in the table above are restated to take into account these organizational changes.

(2)

For the period ended June 30, 2009, the retail telephony business contributed by €70 million to revenues and by €4 million to profit (loss) from continuing operations before tax and net finance costs to the segment “Other”.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6

 SELLING AND ADMINISTRATIVE EXPENSES AND OTHER INCOME (EXPENSE)

(€ in millions)	Six months ended June 30, 2010	Six months ended June 30, 2009
Selling and marketing expenses	(54)	(63)
General and administrative expenses	(138)	(130)
Selling and administrative expenses	(192)	(193)
Other income (expense) (1)	(11)	(39)

(1)

The line “Other income (expense)” includes the main following elements:

(a)

For 2010:

•

Restructuring costs for €15 million (see note 22)

(b)

For 2009:

•

Restructuring costs for €3 million, and

•

Impairment losses on non-current operating assets for €30 million, impacting PPE for €13 million (corresponding mainly to the loss of value of some US activities in Creative services that have been severely impacted by the recession in H1 2009, and particularly Q2) and intangible assets for  €17 million (corresponding mainly to the impairment of a trademark for €13 million).

7

RESEARCH AND DEVELOPMENT EXPENSES

(€ in millions)	Six months ended June 30, 2010	Six months ended June 30, 2009
Research and development expenses, gross	(80)	(86)
Capitalized development projects	9	16
Amortization of research and development intangible assets	(14)	(16)
Subsidies (1)	9	8
Research and development expenses, net	(76)	(78)

(1) Include mainly research tax credit granted by the French State.

8

NET FINANCE INCOME (EXPENSE)

(€ in millions)	Six months ended June 30, 2010	Six months ended June 30, 2009
Interest income	3	4
Interest expense	(44)	(33)
Interest expense, net (1)	(41)	(29)
Gain on the debt restructuring through issuance of equity instruments (2)	150	-
Gain on the new debt at fair value (3)	229	-
Gain on DPN	2	-
Gain on Technicolor’s debt extinguishment on May 26, 2010	381	-
Financial component of pension plan expense	(8)	(9)
Other financial charges	-	(3)
Exchange loss (4)	(61)	(8)
Change in fair value on financial instrument (loss) (5)	(6)	39
Other (6)	(53)	-
Other financial (expense) income, net	(128)	19

Total net finance costs	212	(10)

(1)

Because of the debt extinguishment, no fees have adjusted the carrying value of the reinstated debt. The interest expenses have been computed at the new effective interest rate on the new reinstated debt from May 26th 2010. Until the debt restructuring on May 26, 2010 interest expense was at an average effective rate of 2.49% and from May 26, 2010 at 11.38% (see note 19 for more details).

(2)

In accordance with IFRIC 19 (see notes 1.2 and 3.9 and 16), the difference between the carrying value of the debt converted into equity and the fair value of the equity instruments issued corresponds to a non cash financial gain of €150 million recognized in the Statements of Operations.

(3)

In accordance with IAS39-43 (see notes 1.2, 3.9 and 19), the reinstated debt has been recognized initially at its fair value and the difference (a non cash financial gain of €229 million) recognized in the Statement of Operations.

(4)

In 2010, the exchange rate result was impacted for €(54) million by the ineffectiveness of a US dollar borrowing that was originally put in place to hedge a net investment in a US subsidiary. Given the decrease of the net investment the hedge was no longer effective and therefore, the revaluation of the borrowing was booked in financial result.  In 2009, the exchange loss was related to unhedged commercial exposures.

(5)

In 2010, related mainly to a loss from revaluation of interest rate caps. In 2009 related principally to a gain of €37 million from unwinding of interest rate swaps.

(6)

Include €32 million of fees linked to the debt restructuring not recognized in Equity. Refer to details in the “Statements of changes in equity” and note 16.1.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9

INCOME TAX

The income tax expense for the six months ended June 30, 2010 is determined using the year-end 2010 forecast effective tax rate. This rate is computed on a country-by-country basis.

The income tax charge for the six months ended June 30, 2010 amounted to €(14) million (compared to €(36) million for the six months ended June 30, 2009). The current tax charge of €(15) million is comprised of withholding taxes and income taxes in countries where the Group has no loss carry forwards.

Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total Net deferred tax assets
At December 31, 2009	426	(198)	228
Changes impacting the continuing result of the period	44	(43)	1
Changes impacting shareholders’ equity	17	-	17
Other movements (1)	16	(17)	(1)
At June 30, 2010	503	(258)	245

(1) In 2010, this caption mainly includes currency translation adjustments.

Given the end of the debt restructuring process and the confirmation of the taxable profit in France, the remaining unrecognized French Tax group’s tax losses carried forward have been recognized at June 30, 2010. The impact amounts to €38 million in the Statement of Operations and €17 million in Equity. (Refer to the Statement of changes in equity)

Our current interpretation of the US Tax rules, namely Section 382, the May 26, 2010 share capital increase of Technicolor SA and NRS issuance under the Sauvegarde Plan leads to an “ownership change” of the US Group of subsidiaries. Such “ownership change” severely restricts the use of tax losses carried forward of the US subsidiaries.

Due to the complexity of the US regulations however, we are not in a position to exactly define the limited tax losses carry forwards. However, it is estimated that the Gross Deferred Tax Assets, amounting €1,033 million, will be largely written off, but without P&L impact as those Gross Deferred Tax Assets have been depreciated up to the level of the deferred tax liabilities.

10

DISCONTINUED OPERATIONS

In the framework of the new strategy of the Group, Technicolor decided to exit the Grass Valley and the Media Networks (MN) businesses. MN includes PRN and Screenvision. The businesses were classified as discontinued operations in these financial statements since the IFRS 5 criteria were met at the beginning of the second quarter of 2009.

On January 27, 2010, Technicolor entered into an agreement with Sony Electronics Inc. for the sale of Convergent Media Systems Corporation, specialized in digital signage and content distribution systems. Convergent Media Systems, which belonged to the Media Networks operations, lies outside the scope of Technicolor's strategic focus on content creators. The terms of this transaction are financially non-material to Technicolor. (See note 4)

As of June 30, 2010, all the other operations continue to meet the criteria for being classified as discontinued and as a result, the related assets and liabilities are still presented as held for sale.

We have assessed that we meet the criteria of IFRS 5 allowing us to extend the one year period as a result of unexpected further conditions imposed on us which have made the sale process longer than initially planned. All necessary actions to ensure a sale in 2010 at a reasonable price have been undertaken.

As of June 30, 2010, the results of these discontinued operations are as follows:

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.1

Results of discontinued operations

(€ in millions)	Six months ended June 30, 2010
	Results related to activities discontinued in 2008 (*)	Results related to the Grass Valley businesses	Results related to the Media Network (MN) businesses	Total
Revenues	1	199	68	268
Cost of sales	1	(137)	(40)	(176)
Gross Margin	2	62	28	92
Expenses other than impairment of assets (1)	-	(138)	(23)	(161)
Profit (Loss) from operations before tax and finance cost and before impairment	2	(76)	5	(69)
Net interest expense (3)	(4)	(3)	-	(7)
Other financial expense	-	(2)	(1)	(3)
Income tax	-	-	2	2

Profit (loss) for the year from discontinued operations before impairment	(2)	(81)	6	(77)
Loss on impairment of businesses held for sale (2)				(40)
Profit (loss) for the year from discontinued operations				(117)

(€ in millions)	Six months ended June 30, 2009
	Results related to activities discontinued in 2008 (*)	Results related to the Grass Valley businesses	Results related to the Media Network (MN) businesses	Total
Revenues	1	196	84	281
Cost of sales	7	(147)	(63)	(203)
Gross Margin	8	49	21	78
Expenses other than impairment of assets	1	(98)	(28)	(125)
Profit (Loss) from operations before tax and finance cost and before impairment	9	(49)	(7)	(47)
Net interest expense (3)	(2)	(10)	(1)	(13)
Other financial expense	4	1	-	5
Income tax	-	2	-	2

Profit (loss) for the year from discontinued operations before impairment	11	(56)	(8)	(53)
Loss on impairment of businesses held for sale (2)				(276)
Profit (loss) for the year from discontinued operations				(329)

(*)

Corresponds mainly to the AVA business.

(1)

In 2010, include restructuring costs for €54 million and a net curtailment gain on pension plans for €4 million.

(2)

In 2010 and 2009, correspond to an impairment loss to adjust the held for sale businesses at their fair value less costs to sell. See note 10.2 below.

(3)

Consists of interest expense of €(7) million for the period ending June 30, 2010 and interest expense of €(13) million for the period ending June 30, 2009.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.2

Losses on impairment of held for sale businesses

IFRS 5.15 requires that a disposal group classified as held for sale be measured at the lower of its carrying amount and fair value less costs to sell.

Based on the latest information available to the Group regarding the potential selling prices of the held for sale businesses and on the non-current assets carrying values of such businesses as of June 30, 2010, the Group has recognized an impairment loss of €40 million for the discontinued businesses.

As of June 30, 2009 the Group recognized:

•

For the discontinued businesses (Grass Valley and MN): an impairment loss of €276 million that impacted goodwill for €138 million, and intangible and tangible assets for respectively €102 million and €36 million.

•

For the STS business: an impairment loss of €3 million that impacted intangible assets. As STS is not classified as discontinued operations, this impairment loss impacted the profit (loss) from continuing operations.

10.3

Net cash used in discontinued operations

(€ in millions)	Six months ended June 30,
	2010	2009
Loss from discontinued operations	(117)	(329)
Summary adjustments to reconcile loss from discontinued operations to cash used in discontinued operations
Depreciation and Amortization	1	17
Impairment of assets	40	276
Net changes in provisions	33	(23)
(Profit) / loss on asset sales	1	(3)
Interest expense	7	13
Other non cash items (including tax)	(3)	(2)
Changes in working capital and other assets and liabilities	33	9
Cash generated used in discontinued operations	(5)	(42)
Interest paid	(7)	(13)
Income tax received/paid	1	(3)
Net operating cash used in discontinued operations (I)	(11)	(58)

Acquisition of subsidiaries, associates and investments, net of cash acquired	(2)	(2)
Net cash impact from sale of investments	4	1
Purchases of property, plant and equipment (PPE)	(1)	(3)
Proceeds from sale of PPE	-	1
Purchases of intangible assets including capitalization of development costs	-	(7)
Cash collateral and security deposits granted to third parties	(1)	(5)
Cash collateral and security deposits reimbursed by third parties	3	-
Net investing cash generated from / (used in) discontinued operations (II)	3	(15)

Repayments of borrowings	(2)	(1)
Net financing cash used in discontinued operations (III)	(2)	(1)
Net (decrease) / increase in cash and cash equivalents (I+II+III)	(10)	(74)

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.4

Assets and liabilities held for sale

The assets and liabilities attributable to the operations discontinued and not yet sold as of June 30, 2010 and December 31, 2009 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

As of June 30, 2010 two main businesses are classified as held for sale: Grass Valley and MN.

The major classes of assets and liabilities comprising the businesses classified as held for sale are as follows:

(€ in millions)	June 30, 2010	December 31, 2009
Goodwill and intangible assets (1)	85	72
Property, plant and equipment	29	31
Other assets	57	65
Inventories	79	93
Accounts receivable and other receivables	135	175
Total - Assets classified as held for sale	385	436

Provisions (2)	65	20
Pension provisions	42	40
Accounts payable and other liabilities	203	197
Total - Liabilities directly associated with assets classified as held for sale	310	257

(1) Increase corresponds mainly to exchange rate impacts. (2) Increase mainly due to restructuring plan of Grass Valley.

11

PROPERTY, PLANT AND EQUIPMENT

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total

At December 31, 2009
Cost	8	84	1,045	201	1,338
Accumulated depreciation	-	(31)	(769)	(107)	(907)
Net amount	8	53	276	94	431

2010
Opening net amount	8	53	276	94	431
Exchange differences	1	3	30	15	49
Additions	-	-	12	57	69
Disposals	-	-	-	(1)	(1)
Depreciation charge	-	(2)	(51)	(7)	(60)
Impairment loss	-	-	-	(1)	(1)
Other (2)	-	-	12	(12)	-
Closing net amount	9	54	279	145	487

At June 30, 2010
Cost	9	89	1,159	280	1,537
Accumulated depreciation	-	(35)	(880)	(135)	(1,050)
Net amount	9	54	279	145	487

(1) Includes tangible assets in progress. (2) Corresponds mainly to the transfer of tangible assets in progress to machinery and equipment.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12

GOODWILL AND OTHER INTANGIBLE ASSETS

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill

At December 31, 2009
Cost	469	378	272	1,088
Accumulated amortization and impairment	(199)	(254)	(210)	(632)
Net amount	270	124	62	456	746

2010
Opening net amount	270	124	62	456	746
Exchange differences	40	19	3	62	85
Additions	53	-	11	64	1
Disposal	-	-	-	-	-
Amortization charge	(8)	(14)	(18)	(40)	-
Impairment loss	-	-	-	-	-
Closing net amount	355	129	58	542	832

At June 30, 2010
Cost	588	441	288	1,317
Accumulated amortization and impairment	(233)	(312)	(230)	(775)
Net amount	355	129	58	542	832

(1) Includes capitalized development projects, acquired or internally developed software and acquired technologies on a standalone basis or as part of a business combination.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13

INVESTMENTS AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

(€ in millions)	Listed securities (1)	Unlisted securities	Total
December 31, 2009	36	6	42
Disposals (2)	(21)	(1)	(22)
Fair value adjustment	1	-	1
Other movement	-	1	1
June 30, 2010	16	6	22

(1) Mainly Videocon securities as of June 30, 2010. (2) In 2010, total cash received from disposals amounts to €22 million and relates mainly to the sale of Videocon shares.

14

INVENTORIES

(€ in millions)	June 30, 2010	December 31, 2009
Raw materials	80	51
Work in progress	17	14
Finished goods and purchased goods for resale	51	44
Gross value	148	109
Less: valuation allowance	(13)	(12)
Total	135	97

15

CASH, CASH EQUIVALENTS, CASH COLLATERAL AND SECURITY DEPOSITS

(€ in millions)	June 30, 2010	December 31, 2009
Cash	160	248
Cash equivalents	256	321
Total	416	569
Of which restricted cash (1)	46	48
Cash collateral and security deposits (2)	82	95

(1)

Cash held in TCE Television Taiwan with restricted use except to pay local expenses.

(2)

Cash to secure credit facilities and other obligations of the Group, out of which the current portion amounts to €63 million as of June 30, 2010. Some cash collaterals for US entities are classified as current because of their short maturity. The related amounts are for 12 months and are to be renewed automatically.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16

SHAREHOLDERS’ EQUITY

16.1

Common stock, additional paid-in capital and NRS (Notes redeemable in shares)

In accordance with the Sauvegarde Plan (see paragraph 1.2 for more explanation), the following equity instruments were issued as of May 26, 2010:

(€ in millions, except number of shares)	Nominal value	Fair value	Difference (1)	Fair value net of issuance cost & tax (2)
Share capital	53	53	-	53
Paid-in-surplus	295	275	20	267
NRS	638	538	100	525
Total Equity instruments issued as of May 26, 2010	986	866	120	845

(1)

Correspond to the difference between the carrying value of the debt extinguished and the fair value of equity instruments issued on May 26, 2010. Refer to the “Statement of changes in equity” and note 1.2 and 3.9.

(2)

€25 million fees linked to the issuance of new shares and the NRS have been recognized in Equity as a reduction of the paid-in capital and the NRS respectively for €9 million and €16 million (with a global tax effect of €4 million for, respectively €1 million and €3 million). Refer to the “Statement of changes in equity”.

The evolution of the shares and the share capital since December 31, 2009 is as follows:

(In euros)	Number of shares	Par value	Share capital in euro

As of January 1,2010	269,890,028	3,75	1,012,087,605
Reduction of capital through reduction in the nominal value of the shares (*)	269,890,028	0,1	26,989,003
Share capital increase (**)	526,608,781	0,1	52,660,878
As of June 30, 2010	796,498,809	0,1	79,649,881
Total after reverse share split (***)	79,649,881	1,0	79,649,881

(*)  In accordance with the resolutions approved by the General Shareholders’ Meeting on January 27, 2010, the share capital was reduced through a reduction in the nominal value of the shares. The share capital, previously in the amount of €1,012,087,605.00 was reduced to €26,989,002.80 comprising 269,890,028 shares with a new nominal value of €0.10 each.

(**) The ordinary shares outstanding were increased on May 26, 2010 through the issuance of 526,608,781 ordinary shares at a par value of €0.10 per share, issued at a price per share of €0.66. The shareholders subscribed 308,270,876 shares and the senior creditors subscribed 218,337,905 shares as a set-off against their debt. The share capital was increased accordingly by €52,660,878 and the share premium by €294,900,917 at nominal value.

(***) On July 15, 2010, a reverse share split was implemented with 10 old shares with a par value of €0.10 for each new share with a par value of €1.

In addition, €638 million of note redeemable in shares (NRS) have been issued by way of set-off debts of senior creditors. The NRS are redeemable in December 2010 for NRS I and December 2011 for NRS II into a fixed number of shares. Because all the interest will be capitalized and repaid by a fixed number of shares, the NRS have been classified in their entirety as equity.

The number of notes redeemable in shares issued as of May 26, 2010 is as follows:

(€ in millions)	Number of bonds issued	Maturity
NRS I	319,218,837	31/12/2010
NRS II	200,069,100	31/12/2011
NRS IIC (*)	119,150,196	31/12/2011
Total Note redeemable in shares (NRS)	638,438,133

(*) The NRS IIC may be redeemed in cash at Technicolor’s option.

In accordance with IFRIC 19 (see note 1.2 and 2.3) the equity issued (Share capital, paid-in capital and NRS) in counterpart of the debt extinguished has been stated at fair value using the listed price of Technicolor shares on the Euronext Paris as of May 26, 2010.

The impact of IFRIC 19 corresponding to the conversion of the debt into equity instruments at May 26, 2010 fair value is the recognition of a non cash financial gain of €150 million, out of which €120 million is due to the difference between equity issued at nominal value and equity at fair value and €30 million of exchange rate impact. This amount has been recognized in the Statement of Operations under the line “Gain on Technicolor’s debt extinguishment on May 26, 2010”. (See note 1.2 and 3.9)

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.2

Subordinated perpetual notes (TSS)

The payment of the interest claims of the TSS holders against the company in cash amounting to €25 million definitely extinguished these interest claims, and was consequently recorded as a reduction of equity. (see note 27)

16.3

 Treasury shares

June 30, 2010
Number of treasury shares at opening	6,177,077
Treasury shares cancelled	-
Treasury shares delivered (*)	(20)
Number of treasury shares held at closing	6,177,057

(*) Treasury shares delivered in the framework of the Free Shares Plan launched in 2007 for all Group employees.

16.4

Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized in other comprehensive income (OCI) directly in equity.  At December 31, 2009, €6 million in gains on hedging instruments was recognized in OCI in equity. During the first half of 2010, of the result on hedging instruments recognized in OCI at December 31, 2009, €8 million in losses was recognized in profit (loss) from continuing operations as the underlying hedged amounts were realized. At June 30, 2010, a loss of €7 million on hedging instruments was recognized in OCI.

16.5

Breach of minimum statutory share capital threshold

Due to the accumulated losses, Technicolor S.A.’s statutory shareholders’ equity has been negative since December 31, 2008. According to article L225-248 of the French Commercial Code, shareholders were consulted at the annual ordinary and extraordinary shareholders’ meeting held on June 16, 2009 and voted against the early dissolution of Technicolor.

Technicolor S.A. is under a Sauvegarde Plan and Article L225-48 of the French Commercial Code (rules for Limited Liability companies in case of loss in excess half of the share capital) is not applicable to Technicolor S.A. until the end of the Sauvegarde Plan on February 17, 2017 (article L. 225-248 al.5 of the French Commercial Code).

17

FINANCIAL RISK MANAGEMENT

The Group’s financial risk management, and in particular its liquidity risk, has been impacted by the debt restructuring described in Note 1.2 above. The deterioration of the Group’s financial condition and the subsequent debt negotiations and sauvegarde proceeding have considerably increased the liquidity risk of the Group but the closing of the debt restructuring on May 2010 as well as the putting in place of two committed credit facilities has reduced somewhat this risk (see Notes 19 and 20.3 for more complete information on the Group’s borrowing situation and liquidity risk).

The sauvegarde proceeding did not have a direct impact on the Group’s outstanding derivatives, however the events described above including the sauvegarde have impacted the Group’s management of financial risks because the Group has had more limited access to the over-the-counter derivatives markets and is currently only able to execute operations on a short-term, cash collateralized basis.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18

DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of interest rate caps is calculated using standard pricing methods and verified with independent financial institutions.

The Group’s financial derivatives are governed by standard ISDA (International Swaps and Derivatives Association, Inc.) Master Agreements or similar master agreements customary in the French market, which, in each case, contain cross default provisions.

The sauvegarde proceeding did not have a direct impact on the Group’s outstanding derivatives, however the events described above including the sauvegarde have impacted the Group’s management of financial risks because the Group has had more limited access to the over the counter derivatives markets and is currently only able to execute operations on a short-term, cash collateralized basis.

(€ in millions)	June 30, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities
Interest rate caps (1)	7	-	-	-
Total non-current	7	-	-	-
Forward foreign exchange contracts- cash flow and fair value hedges	1	1	2	4
Forward foreign exchange contracts- not designated as hedges (2)	-	-	5	-
Total current	1	1	7	4
Total	8	1	7	4

(1)

For further information, refer to details in note 20.1.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked-to-market and the foreign exchange gain or loss is recognized in income.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Technicolor. The maximum risk is the marked-to-market carrying values shown in the table above, that is, €8 million at June 30, 2010.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19

BORROWINGS

The tables below present information concerning Technicolor’s debt at June 30, 2010 compared to December 31, 2009.

19.1

Analysis by nature

(€ in millions)	June 30, 2010	December 31, 2009
Debt due to financial institutions (1)	1,393	2,711
Disposal proceeds notes (2)	260	-
Bank overdrafts	1	2
Other financial debt	19	19
Accrued interest	19	11
Total	1,692	2,743
Total non-current	1,366	16
Total current	326	2,727

(1)

In accordance with the Sauvegarde Plan” (see paragraphs 1.2 and 16.1 for more explanation), the old debt was converted on May 26, 2010 as follows by:

•

a share capital increase of €348 million (including share premium) of which €203 million was subscribed by shareholders and used to reimbursed the debt.

•

the issuance of €638 million of notes redeemable in a fixed number of shares of the Company  (“Notes redeemable in shares or NRS"), reserved primarily for the senior creditors;

•

the issuance of notes redeemable in cash or shares of the Company (disposal proceeds notes, or DPN), linked to the disposal proceeds of certain non-core assets of the Company, reserved for the senior creditors in an amount of €299 million at the exchange rate contemplated by the Sauvegarde Plan of the restructuring agreement (€309 million at May 26, 2010 rate) and out of which €48 million were reimbursed in cash by the company to the creditors.

•

the execution of a new term loan facility and the issuance of new notes (the reinstated debt) which permitted the repayment of €1.6 billion of senior debt.

In accordance with IAS 39-43, the reinstated debt has been valued initially at its fair value, resulting in a gain in the Statement of Operations under the line “Gain on Technicolor’s debt restructuring on May 26, 2010” for an amount of €229 million.

Because Technicolor’s debt is not listed the fair value has been estimated by using data from recent trading transactions of our debt by certain banks to the extent available and by using trading levels and yields of debt of companies having a similar rating (CCC).

Accordingly, the fair value of the debt was estimated at €1,364 million at the May 26, 2010 exchange rate (€1,369 million at the June 30, 2010 exchange rate).

(2)

DPN may be repaid partly or totally in cash and/or through a variable number of shares, therefore they do not meet the criteria of equity instruments and have been classified accordingly under financial debts.

19.2

Debt due to financial institutions

Debt due to financial institutions as of June 30, 2010 includes principally €809 million of bank loans and €560 million due under private placements as follows:

Currency	Amount (1) (€ millions)	Type of rate	Average Nominal rate	Average Effective rate (2)
US$	417	Fixed	9.35%	12.28%
US$	321	Floating (3)	7.68%	11.93%
GBP	20	Fixed	9.55%	12.92%
EUR	123	Fixed	9.00%	11.49%
EUR	488	Floating (3)	7.68%	11.65%
Reinstated debt	1,369
Others	24	Various	3.98%	3.98%
Total	1,393

(1) Excluding accrued interest. (2) Rates as of June 30, 2010. (3) Euribor/Libor 3 months with a 2% floor and an average margin of 5.68%.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.3

Main features of the Group's borrowings

 (a) Maturity

The table below gives the contractual maturity schedule of the Group’s debt. The amounts are the nominal amounts and thus differ from the amounts in our balance sheet which for our new reinstated debt are at fair value.

(€ in millions)	June 30, 2010 (1)	December 31, 2009
Less than 1 month	38	31
Between 1 and 3 months	11	2,695
Between 3 months and less than 1 year (*)	281	1
Total current debt	330	2,727

Between 1 and 2 years	47	2
Between 2 and 3 years	91	4
Between 3 and 4 years	109	-
Between 4 and 5 years	133	9
Over 5 years	1,212	1
Total non-current debt	1,592	16
Total debt	1,922	2,743

(1) Amounts at nominal value. (*) Including mainly DPN for €260 million at June 30, 2010 closing.

Technicolor’s senior debt outstanding under its private placement notes and its syndicated credit facility was restructured under the Sauvegarde Plan.  Under this plan, the Company’s debt level was reduced and the debt replaced by reinstated debt. In anticipation of this restructuring, the Company’s senior debt that the plan relates to was classified at December 31, 2009 as current.

The current debt at June 30, 2010 is mainly composed of the Disposal Proceeds Notes which are due on December 31, 2010.

For more information about this plan please refer to Note 1.2.

The table below shows the contractual payment schedule of the principal and interest payments on the Group’s new reinstated debt (excluding DPN).  The interest rate amounts are at contractual rates rather than at effective rates. Likewise the principal payments are the contractual nominal amounts and therefore do not correspond to the amounts in our balance sheet which are at fair value.

(€ in millions)	2010	2011	2012	2013	2014	2015	2016	2017	Total
Principal payments	10	33	67	98	116	127	64	1,083	1,598
Interest payments	80	132	128	121	113	103	94	37	808
Total	90	165	195	219	229	230	158	1,120	2,406

(b) Interest rate characteristics

The table below shows the periods for which the interest rate on our debt is fixed. The amounts shown are the contractual nominal amounts and therefore do not correspond to the amounts in our balance sheet which are at fair value.

(€ in millions)	Amounts at June 30, 2010 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,286 (*)	108	528	1,922

(*)

Includes €663 million of floating rate debt that has a 2% floor; this debt is hedged via interest rate caps with a cap rate of 3%. The combination of the floor and cap creates debt that is at fixed rate when the reference EURIBOR or LIBOR rate is 2% or less, then is at variable rate when the reference rate is above 2% and less than 3% and then again is at fixed rate when the reference rate is 3% or above.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(c) Analysis of borrowing by currency

(€ in millions)	June 30, 2010	December 31, 2009
Euro	904	1,348
US Dollar	757	1,343
Other currencies	31	52
Total debt	1,692	2,743

(d) Undrawn credit lines

(€ in millions)	June 30, 2010	December 31, 2009
Undrawn, committed lines	202	-
Undrawn, uncommitted lines	-	-

The Group has two receivables backed three year committed credit facilities, maturing in 2013, for a total amount of €202 million neither of which was drawn at June 30, 2010.

The Group had a syndicated multicurrency credit facility of €1.75 billion of which €1.674 billion was drawn at December 31, 2009. The Company was unable to draw down further this facility due to the debt negotiations in 2009 and the sauvegarde proceeding. This facility was restructured and replaced by term bank loans (see Note 1.2 for more information).

All of the Group’s remaining uncommitted facilities were withdrawn in 2009.

(e) Financial covenants and other limitations

Covenants

The Credit Agreement and the note Purchase Agreement contain certain affirmative and financial covenants including covenants that in particular require that (i) EBITDA(*) is not less than a certain multiple of net total interest on a trailing twelve month basis (“interest cover covenant”) on June 30 and December 31 of each financial year, (ii) total net debt is not more than a certain multiple of EBITDA on a trailing twelve month basis (“leverage covenant”) on June 30 and December 31 of each financial year, and (iii) capital expenditure is not more than a certain amount for each financial year. Each of the interest cover covenant and leverage covenant will become stricter over time.

(*) The definition of EBITDA is based on a contractual definition and includes a number of adjustments.

At June 30, 2010, the calculation of these financial covenants was as follows:

Interest coverage covenant

For the twelve months ending June 30, 2010, EBITDA for the Group, excluding discontinued operations and certain other operations to be sold, must be no less than 2.55 times the net interest for the period. Net interest for this period is calculated by determining the interest expense from the closing of the reinstated debt transaction on May 26, 2010 until June 30, 2010 and then multiplying this amount by a fraction where the numerator is 365 and the denominator is the number days between May 26, 2010 and June 30, 2010.

EBITDA:	€414 million
Net Interest:	€124 million
Ratio EBITDA / Net Interest:	3.34:1.00

Since 3.34 is greater than the required minimum level of 2.55, the Group meets this financial covenant.

Leverage covenant

Total net debt of the Group at June 30, 2010 must be no more than 3.85 times the EBITDA for the Group, excluding discontinued operations and certain other operations to be sold, for the twelve months ending June 30, 2010. For the calculation of the net debt, the DPN and accrued interest are excluded; moreover the debt and cash of the Group in foreign currencies are valued at the average exchange rate over the twelve months ending June 30, 2010.

Net Debt:	€932 million
EBITDA:	€414 million
Ratio Net Debt / EBITDA:	2.25:1.00

Since 2.25 is less than the maximum allowed level of 3.85, the Group meets this financial covenant.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Capital Expenditure covenant

Capital expenditure for the Group excluding discontinued operations and certain other operations to be sold cannot exceed €190 million for the financial year ending December 31, 2010.  This covenant is not tested at June 30.

In addition to certain information provision covenants, the Credit Agreement and note Purchase Agreement include certain negative covenants that will restrict the ability of the Company and certain of its subsidiaries, subject in each case to certain exceptions and limitations, to (among other things):

•

sell, transfer or dispose of assets with a proceeds value of more than €100 million in any financial year;

•

to create or grant security interests that secure financial indebtedness on any of its present or future assets;

•

incur additional financial indebtedness in excess of €40 million excluding certain permitted financial indebtedness including, among others, the refinancing of the Reinstated Debt and Committed Receivables Facilities;

•

grant guarantees;

•

grant loans for an aggregate amount greater than €20 million;

•

enter into derivatives contracts, interest rate or currency hedging or treasury transactions other than as required by the Credit Agreement and note Purchase Agreement;

•

amalgamate, merge or consolidate with or into any other person;

•

substantially change the general scope of its business;

•

enter into material transactions or arrangements with affiliates unless in the ordinary course of business and on an arm’s length basis;

•

invest in joint ventures or partnerships;

•

acquire any companies, businesses, shares or securities;

•

issue, attribute or allot any shares or redeem or repurchase any shares previously issued (other than resulting from the capital increase provided for by the Sauvegarde Plan and the redemption in shares of the NRS and DPN and certain other contractual arrangements); and

•

for Group members other than the Company, declare or pay any dividends or make any other distribution in respect of any class of its share capital or apply any sum for any such purpose.

Events of Default

The Credit Agreement and the note Purchase Agreement also contain certain events of default, the occurrence of which will provide creditors with the ability to immediately demand payment of all or a portion of the outstanding amounts under the Reinstated Debt. If the creditors exercise their enforcement rights pursuant to the Reinstated Debt, the NRS and the DPN will be prepaid in shares and cash, respectively.

The events of default pursuant to the Reinstated Debt include, among other things, and subject to certain exceptions and grace periods:

•

non-payment of any amount due under the Reinstated Debt or any permitted hedging agreements;

•

failure by the Company or any of the guarantors to comply with its material obligations and undertakings under the Reinstated Debt;

•

certain events of insolvency;

•

any auditor’s report qualification made to either the Company’s ability to continue as a going concern or the accuracy of the information given;

•

failure by the Company or any guarantor to comply with the material obligations under the Intercreditor Agreement;

•

non-payment of any financial indebtedness of any Group member in excess of €25 million;

•

acceleration of any financial indebtedness of any Group Member in excess of €25 million under the committed receivables facilities or default under any other financial indebtedness of any Group Member in excess of €25 million that gives the relevant creditor or creditors the right to accelerate the date for payment of such indebtedness;

•

creditors’ proceedings for any assets in excess of €25 million that are not discharged within 60 days;

•

any security enforcement in excess of €25 million that is not set aside within 30 days.

•

any event which has a material adverse effect on the ability of the Company or its guarantors, taken as a whole, to perform their material obligations under the Reinstated Debt.

Change of control provisions

Under the terms of the Reinstated Debt, in the event of a change of control in the Company, the advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable upon an occurrence of a change of control in the Company. Further, such change of control in the Company will trigger a mandatory redemption in shares of the NRS.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Intercreditor Agreement

To establish the relative rights of certain of their creditors under the Reinstated Debt, the Company and the guarantors entered into an intercreditor agreement with the lenders under the Credit Agreement, the holders of the New Notes, each holder of the DPN, certain intra-group lenders, certain intra-group debtors and a security trustee (the Intercreditor Agreement).

Mandatory Prepayments

The Company will be required to prepay the outstanding Reinstated Debt in certain circumstances, including the following:

•

Asset disposals: the net proceeds in respect of any disposal of any of its assets to an unaffiliated third party will be applied to repay the outstanding Reinstated Debt, on the understanding that this undertaking will not apply to: (i) the disposal of certain non-core assets during 2010, the proceeds of which will be used to redeem the DPN; and (ii) the disposal of certain assets, the proceeds of which will be used during the year to finance capital expenditures;

•

Equity issuances: at least 80% of the net proceeds received in respect of any new equity issuances (other than any share issuances permitted under the share capital increase that maintains the preferential subscription rights (droits préférentiels de souscription) of shareholders under the terms of the Sauvegarde Plan, shares issued in redemption of the DPN and the NRS) will be applied to repay the outstanding Reinstated Debt. In addition, the Company may opt to use the proceeds received in respect of any new equity issuances to prepay a portion of the NRS;

•

Excess cashflow: means the difference between:

-

80% of our excess cashflow (which is defined as cashflow, comprising the aggregate of net cash from operating and investing activities, plus the aggregate of cash paid for acquisitions and marketable securities, interest paid, and loans granted to third parties, less the aggregate of cash proceeds from sales of marketable securities, net disposal proceeds (including net disposal proceeds from sales of discontinued operations), net insurance proceeds, interest received, loans reimbursed by third parties and net income of subsidiaries or joint ventures which cannot distribute such income to the Company due to legal or contractual prohibitions,

-

less total funding costs, which comprise the aggregate of interest paid during the year plus all scheduled repayments of debt (including the reinstated senior debt) and all voluntary or mandatory prepayments of the reinstated senior debt during the year),

-

all subject to certain adjustments relating to the making available of trapped cash.

In respect of 2010, 80% of the Company’s excess cashflow (as defined above) will be applied to repay the DPN; in respect of 2011 and subsequent financial years, 80% of the Company’s excess cashflow (which is defined above) will be applied to prepay our Reinstated Debt;

•

Change of control: upon the occurrence of a change of control in the Company, (see “Change of Control Provisions” above), all advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable. In addition, the NRS will become immediately redeemable in the form of shares at the option of the holders thereof; and

•

Other: net proceeds in respect of any payment or claim under any insurance policy or issuance of subordinated debt in connection with any refinancing, shall in each case be applied to the repayment of the Reinstated Debt (in which case a customary “make whole” amount must be paid to New Noteholders).

Voluntary Prepayments

Under the terms of the Credit Agreement, Note Purchase Agreement and Intercreditor Agreement, the Company will, at its election, be able to prepay all or part of its advances under the Credit Agreement and any principal amount of the New Notes, including any make whole payment, under the note Purchase Agreement, subject to paying Senior Creditors’ principal claims pro rata.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(f) Fair value of the new debt

In accordance with IAS 39 paragraph 43, the new debt has been determined initially at its fair value. The difference between the fair value of our debt and the nominal value has been booked as financial non cash gain of €229 million under the line “Gain on Technicolor’s debt extinguishment on May 26, 2010” of the consolidated Statement of Operations.

Because Technicolor’s debt is not listed the fair value has been estimated by using data from recent trading transactions of our debt by certain banks to the extent available and by using trading levels and yields of debt of companies having a similar rating (CCC).

As a result, the fair value of the debt was estimated at €1,364 million at the May 26, 2010 exchange rate (€1,369 million at the June 30, 2010 exchange rate). Accordingly, the weighted average effective rate of the new debt (excluding DPN) has been determined to be 11.91%.

20

FINANCIAL INSTRUMENTS AND MAIN MARKET RELATED EXPOSURES

20.1

 Interest rate risk

(a) Interest rate operations

In accordance with the Group’s policies on financial risk management, the Group enters into interest rate hedging operations.

In particular the Group had swaps that converted fixed rate U.S. dollar debt to floating rate and swaps with a cap which protected in part against rising interest rates.

In 2009, Technicolor unwound all of these swaps due to the expectation that the Group’s debt structure would change significantly as a result of the debt restructuring negotiations underway with creditors.  In unwinding these swaps the Group had a total net gain of €37 million in 2009.

In April 2010 in anticipation of the finalization of the new restructured debt, the Group purchased caps.  These caps for nominal amounts of $480 million and €270 million protect the Group if 3 month Libor or 3 month EURIBOR respectively goes above 3%. If the reference rate goes above the cap rate the bank counterparty will pay the difference between the market rate and 3% to Technicolor.  The caps mature in 2014. See note 18

 (b) Effective interest rates at period end

The effective interest rates on the Group’s consolidated debt are as follows:

	June 30, 2010	December 31, 2009
Effective Interest rate on borrowings	11.38%	2.30%

20.2

Liquidity risk and management of financing and capital structure

Liquidity risk is the risk of being unable to raise funds in the financial markets necessary to meet upcoming obligations. In order to reduce this risk, the Group pursues policies with the objectives of having continued uninterrupted access to the financial markets at reasonable conditions. These policies are developed based on regular reviews and analysis of its capital structure, including the relative proportion of debt and net worth in the context of market conditions and the Group’s financial projections.  Among other things these reviews take into account the Group’s debt maturity schedule, covenants, projected cash flows and financing needs. To implement these policies, the Group uses various long term and committed financings which may include net worth, debt, subordinated debt and committed credit lines.  For further information about the details of the Group’s net worth and debt please refer to Notes 17 and 20, respectively.

The Group’s current access to the financial markets has been impacted by the debt restructuring and the Sauvegarde Plan (See Note 1.2). This restructuring has allowed a limited access to financial markets and the Group put in place two 3 year committed receivables backed credit facilities for a total amount of €202 million in April 2010.

Nevertheless due to its overall level of remaining indebtedness and to the restrictions in the Group’s new reinstated debt, the Group’s access to financial market remains very limited. For more information about the restrictions in the Group’s new reinstated debt see Note 19.3(e).

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21

RETIREMENT BENEFIT OBLIGATIONS

21.1

Summary of the benefits in balance sheet

(€ in millions)	Pension plan benefits	Medical post-retirement benefits	Total
Opening provision at January 1, 2010 (*)	330	40	370
Net Periodic Pension Cost	10	1	11
Benefits paid and contributions	(14)	(1)	(15)
Actuarial (gains) losses recognized in SOCI (1)	28	3	31
Currency translation adjustments and other	12	7	19
Reclassification as held for sale (2) (see Note 10)	-	-	-
Closing provision at June 30, 2010 (**)	366	50	416

(*)

Excluding pension reserve of held for sale perimeter (€40 million as of December 31, 2009).

(**)

Out of which current portion amounts to respectively €50 million and €60 million for June 30, 2010 and for December 31, 2009.

(1)

As of June 30, 2010 and June 30, 2009, actuarial losses recognized in the Statement of Comprehensive Income amount to €35 million (out of which €4 million related to held for sale perimeter) and €10 million respectively. The discount rates as of June 30, 2010 significantly decreased compared to December 31, 2009 generating actuarial losses mainly for US and German pension plans.  The average discount rate for US pension plans decreased to 5% as of June 30, 2010 compared to 5.7% as of December 31, 2009. For Euro-zone, the discount rate used as of June 30, 2010 is 4.4% compared to 5% as of December 31, 2009.

(2)

The change in pension reserve from December 31, 2009 to June 30, 2010 (€42 million as at June 30, 2010 – see note 10) for entities reclassified as held for sale amounts to €2 million out of which:

•

a service cost of €1.2 million and a net financial cost of €0.7 million

•

a net curtailment gain of €4 million on Grass Valley restructuring  plan announced at the end of March 2010. The net gain is mainly related to Grass Valley France and is broken down into a €4.7 million gain on liability and €0.5 million of accelerated amortization of the unrecognized prior service cost.

•

€4 million of actuarial losses recognized through SOCI. Refer to details in the statement of comprehensive income.

21.2

Elements of the statement of operations

Total expense for pensions and other postretirement benefits for the six months ended June 30, 2010 and 2009 is detailed as follows:

(€ in millions)	Pension plan benefits		Medical post-retirement benefits		Total
	Six months ended		Six months ended		Six months ended
	June 2010	June 2009	June 2010	June 2009	June 2010	June 2009
Service cost (2)	3	7	-	-	3	7
Financial component of benefits (1)	12	15	1	1	13	16
Expected return on plan assets (1)	(5)	(5)	-	-	(5)	(5)
Amortization of prior service costs	-	-	-	-	-	-
Effect of curtailment	-	-	-	-	-	-
Total Net Periodic Pension Cost	10	17	1	1	11	18

(1)

Of which respectively €8 million and €9 million net, are posted for the periods ended June 30, 2010 and 2009 presented in Profit (loss) from continuing operations (in Net Finance costs).

(2)

The decrease of €4 million is mainly due to the impact of the freeze of US pension plans effective as of January 1, 2010. The vested benefits remain but will no longer be accumulated; as a consequence no additional pay-based credits will be added to the Cash Balance Account under the Plans. Interest Credits however, will continue to be added to employees’ account but no more service cost will be measured.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22

PROVISIONS FOR RESTRUCTURING AND OTHER CHARGES

22.1

Restructuring provisions

(€ in millions)	Restructuring provisions
Opening provisions at January 1, 2010	64
Current year expense (1)	19
Release of provision (1)	(4)
Usage during the period	(27)
Currency translation adjustment	4
Change in held for sale provision	-
Other movements	(1)
Closing provisions at June 30, 2010	55
Of which current	45
Of which non-current	10

(1) Restructuring expenses, net of release have been posted as follows in the consolidated statement of operations:

(€ in millions)	Six months ended June 30, 2010	Six months ended June 30, 2009
Profit (loss) from continuing operations
Termination costs	(14)	(3)
Impairment of assets (part of a restructuring plan)	(1)	-
Continuing restructuring expenses	(15)	(3)

Profit (loss) from discontinued operations (2)	(54)	3
Total restructuring expenses	(69)	-

(2) As of June 30, 2010, €54 million are related to Held for sale activities and mainly related to termination costs.

22.2

Other provisions

(€ in millions)	Warranty	Others (1)	Total (2)
As of December 31, 2009	28	132	160
Current period additional provision	3	12	15
Release of provision	(3)	(9)	(12)
Usage during the period	(4)	(4)	(8)
Reclassification as held for sale	-	-	-
Currency translation adjustments and other	2	4	6
As of June 30, 2010	26	135	161

(1)

Others include mainly provisions for risk and litigation and for onerous contracts.

(2)

Split of total provisions between non-current and current:

- as of December 31, 2009, €92 million classified as non-current and €68 million as current.

- as of June 30, 2010, €91 million classified as non-current and €70 million as current.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23

SHARE-BASED PAYMENTS

On June 17, 2010, the Board approved a Mid-Term Incentive Plan (MIP). As part of this plan, free shares and stock options may be awarded in 2013 to some senior executives subject to and proportionally to fulfillment of specified non-market performance conditions, based on performance achieved on December 31, 2012 as approved by the Board.  For stock options that would be awarded on December 2012 (“the first vesting date”), final vesting is still conditional to senior executives staying in the company at least two additional years after this first vesting date. The duration of the plan is ten years.

As a consequence of the share capital increase as of May 26, 2010 and of the reverse share split as of July 15, 2010, the number of stocks options is analyzed as follows:

(In millions of stock options)	Under IFRS 2	Out of IFRS 2 scope	Total
Number of stock options and free shares as of December 31, 2009	6.4	3.1	9.5
Forfeited during 2010 first semester	(0.6)	(0.2)	(0.8)
Dilution adjustment after share capital increase as of May 26, 2010	1.1	0.6	1.7
2010 Mid-Term Incentive Plan (maximum number)	17.1	-	17.1
Total before reverse share split	24	3.5	27.5
Total after reverse share split on July 15, 2010 (of 10 old stock option for one new stock option)	2.4	0.35	2.75

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model. The inputs into the model were the same as those used as of December 31, 2009.

Compensation expenses charged to income

The compensation expenses charged to income for the services received during the period amount to €1 million for the six months ended June 30, 2010 and 2009.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24

EARNINGS (LOSS) PER SHARE

In compliance with IAS33-64, because the reverse share split of July 15, 2010 occurred before the financial statements were authorized for issue (the Board authorized the issuance on July 28), the per share calculation for all period presented is based on the new number of shares. The NRS I and NRS II are included in the basic earnings per share.

The calculation of the diluted earnings (loss) per share attributable to the ordinary equity holders of the parent presented is as follows:

	June 30, 2010	June 30, 2009
Numerator: Adjusted profit (loss) from continuing operations attributable to ordinary shareholders (€in millions)	198	4

Denominator (*) (weighted shares in thousands)	64,219	26, 294
Of which
NRS IIC (1)	3,657	-
DPN (2)	8,957	-
Stock options (3)	3	-

(*)

After the reverse share split on July 15, 2010.

(1)

18,911,996 new shares could be issued at the maturity of NRS II C on December 31, 2011 if not repaid in cash.

(2)

DPN may be redeemed in cash for an amount equal to the net sale proceeds of certain non strategic assets and in new ordinary shares for the remaining part up to a maximum of 50,000,000 shares.

(3)

Some stock options plans are not considered as dilutive instruments but could become dilutive depending on the share price level of the Group.

(€ in millions)	June 30, 2010	June 30, 2009
Profit from continuing operations	213	4
Profit from continuing operations attributable to ordinary shareholders	213	4
Interests paid on TSS subordinated notes (net of tax)	(17)	-
Interests on NRS I and II (**)	-	-
Profit from continuing operations attributable to ordinary shareholders for basic earnings per share	196	-
Interests on NRS IIC (**)	-	-
Interests on DPN	2	-

Adjusted profit from continuing operations attributable to ordinary shareholders for diluted earnings per share (*)	198	4

(**) NRS interests (paid through fixed number of shares) are booked into equity without impact on income.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25

ACQUISITIONS, DISPOSALS AND OTHER OPERATIONS IMPACTING THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Cash impact of debt restructuring

(€ in millions)	notes	June 30, 2010	December 31, 2009
Share capital increase by shareholders with preferential subscription rights (*)	(1.2)	203	-
Fees paid for debt and capital restructuring	(8)	(30)	(27)
Payment of the interests claims of TSS holders	(16.2)	(25)	-
Reimbursement of DPN to bank holders	(1.2)	(48)	-
Reimbursement of borrowings to bank holders (*)		(203)	-
Total cash impact of debt restructuring		(103)	(27)

(*) In accordance with the Sauvegarde Plan, the cash proceeds from exercise of the preferential subscription rights were used to reimburse the debt.

(b) Changes in working capital and other assets and liabilities

Technicolor may factor certain trade accounts receivable in Europe and North America. As of June 30, 2010, Technicolor did not sell any trade receivables without recourse in its continuing operations.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of June 30, 2010 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Technicolor and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees granted contractually, in particular for the play-out activity and long-term contracts related to the Broadcast activity are not included in this table.

In the normal course of its activity, the Entertainment Services Division may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

Unconditional and conditional future payments		Amount of commitments by maturity
(€ in millions)	June 30, 2010	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Unconditional future payments
On-balance sheet obligations:
Financial debt excluding finance leases (1)	1,680	324	2	2	1,352
Finance leases (2)	12	2	2	8	-
Payables on acquisition and disposal of companies	1	1	-	-	-
Off-balance sheet obligations:
Operating leases (3)	341	84	132	59	66
Purchase obligations (4)	298	290	8	-	-
Other unconditional future payments (5)	27	9	11	6	1

Total Unconditional future payments (*)	2,359	710	155	75	1,419

Conditional future payments
Off-balance sheet obligations:
Guarantees given (6)	54	44	-	-	10
Other conditional future payments (7)	11	3	5	2	1

Total Conditional future payments (*)	65	47	5	2	11

(*)

"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2009 amounted respectively to €3,191 million and €86 million on continuing entities.

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Entertainment Services segment (€8 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to acquire minimum volumes from Asian suppliers for €273 million.

(5)

Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6)

These guarantees comprise:

•

Guarantees given for disposal of assets for €1 million.

•

Guarantees for customs duties and legal court proceedings for €11 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

•

Various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Conditional obligations mainly include contingent earn out payments for €6 million related to past acquisitions.

Additional information:

•

Guarantees and commitments received amount to €144 million as of June 30, 2010. This amount is mainly related to the royalties from licensees within the Technology segment.

•

The above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount respectively to €165 million and to €21 million as of June 30, 2010.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above which give only the Group’s payment obligations.

These commitments are disclosed in the table as follows:

•

Forward exchange contracts, swaps and options are shown for their related cash inflow and outflow amounts.

•

The Group’s interest rate caps do not create any financial commitment for the Group and since the caps are out of the money there is no current payment obligation on the part of the bank counterparties towards the Group; therefore the caps are not included in the table below.

(€ in millions)	June 30, 2010
Currency swaps	122
Forward exchange contracts	103
Total commitments given	225

Currency swaps	122
Forward exchange contracts	103
Total commitments received	225

Operating leases

At June 30, 2010, commitments related to future minimum and non-cancellable lease payments are detailed below:

(€ in millions)	June 30, 2010 (1)
Minimum future lease payments (2)	341
Future lease payments commitments received (3)	(36)
Net value of future lease commitments	305

(1)

Minimum operating lease payments shown are not discounted.

(2)

Minimum future lease payments related to discontinued operations amount to €31 million as of June 30, 2010.

(3)

Includes mainly operating lease payments from customers of our Play-Out Broadcast Services activities within the Digital Delivery segment.

Guarantees granted by subsidiaries and security interests granted to secure the Reinstated Debt

A security package consisting of share pledges, pledges of certain receivables under material customer contracts, pledges of material intra-group loans and pledges of material cash-pooling accounts was put in place to secure the obligations of the borrower’s and each guarantor’s obligations under the Credit Agreement and note Purchase Agreement. These assets will remain pledged until the final payment of all the amounts due by the Group to its creditors.

To secure its obligations under the Reinstated Debt, certain subsidiaries of the Company have agreed, severally and not jointly, irrevocably and unconditionally to guarantee the Company’s and each other guarantor’s obligations of payment and performance under the Reinstated Debt. All material group members as defined in the Credit Agreement are required to provide such guarantee. In addition, the guarantor coverage must represent at least 90% of Covenant Group EBITDA and/or 80% of consolidated assets and/or 60% of consolidated turnover, as tested as of the 12-month period ended June 30, 2009.

New material group members and additional guarantors must accede as guarantors in order to maintain the guarantor coverage on the basis of the annual audited accounts for the year ended December 31, 2010 and each financial year-end thereafter.

As of the closing date of the Reinstated Debt, the guarantors under the Credit Agreement and the Note Purchase Agreement comprised 18 entities mainly located in UK, France and USA.

Shares of subsidiaries pledged

The main guarantors, which include Technicolor International SAS (formerly Thomson Multimedia Sales International SAS), Thomson Telecom, Technicolor Inc. and Technicolor USA, Inc. (formerly Thomson Inc.) have pledged the shares of 37 of their subsidiaries to secure part of the Reinstated Debt.

Receivables from material contracts pledged

Receivables of Thomson Licensing SAS were pledged under a Patent Licensing Agreement dated December 23, 2009 with Koninklijke Philips Electronics N.V.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash pooling accounts pledged

Pursuant to six different Cash Pooling Pledge Agreements, the cash pooling accounts of Technicolor SA and Technicolor USA, Inc were pledged. The Cash Pooling Agreements relate to the domestic and international centralization of Group Treasury, a bilateral target balancing agreement, an automatic dollar transfer agreement, a North American target balancing agreement for multiple legal entity and a domestic UK cash concentration daily sweep arrangement.

Intragroup loans pledged

Pursuant to an Intragroup Loans Receivables Pledge Agreement, Intragroup loans receivables were pledged from (i) Technicolor Trademark Management, (ii) Technicolor Europe Ltd., (iii) Technicolor Videocassette Holdings (UK) Limited and (iv) Technicolor Entertainment Services Spain, SA.

27

CONTINGENCIES

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and when the probability of a loss is probable and it can be reasonably estimated.

Significant pending legal matters include the following:

Appeal against the Nanterre Commercial Court’s approval of the Sauvegarde Plan

An appeal against the February 17, 2010 decision of the Nanterre commercial court was brought by certain holders of TSS (Titres Super Subordonnés), or deeply subordinated perpetual notes, in the Versailles Court of Appeal on February 23, 2010. The appeal requests the nullification of the General Meeting of Noteholders held on December 22, 2009 and the re-opening of the Sauvegarde proceeding or, alternatively, a modification of the Sauvegarde plan in a manner more favorable to the TSS holders. The Group believes it has sound arguments to contest the demands of the appellants and remains confident regarding the outcome of this proceeding.

However, the Attorney General, whose representative decided to reject the appeal of the TSS holders and for the adoption of the Sauvegarde Plan during the hearing of the Nanterre Commercial Court proceeding the February 17, 2010 judgment, did not lodge an appeal against the judgment.

In as far as such appeal does not itself suspend the judgment approving the Sauvegarde Plan, and the TSS holders have not requested a temporary stay of the execution of the plan, the transactions necessary for the implementation of the restructuring were completed under the timetable contemplated by the Sauvegarde Plan approved by the Commercial Court.

The Nanterre Commercial Court, in its judgment of February 17, 2010, asked the Company to begin discussions with the TSS holders contesting the General Meeting of Noteholders in order to attempt to reach an agreement, if necessary under the aegis of a mediator. These discussions are ongoing. Pursuant to the terms of the ruling, this agreement cannot have the purpose or effect of modifying the Sauvegarde Plan and in particular the provisions relating to the TSS. It shall be recalled that the appellants’ suit would be dismissed if these discussions were successful and resulted in a settlement agreement, it being specified that such agreement could involve a payment by the Company.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Italian tax litigations - Videocolor transfer prices

The Company’s former Italian subsidiary, Videocolor S.p.A. (Videocolor), was subject to a tax verification process in connection with its exporting of picture tubes to Technicolor USA, Inc. from 1993 to 1998.  In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended modifying the valuation method of the tubes exported to Technicolor USA, Inc., and, as a consequence, increasing the taxable income of Videocolor in the amount of €31 million for the years 1993 through 1998.

In May 2003, Videocolor elected to benefit, in respect of the years 1993 and 1994 only, from the new tax amnesty, enacted by the Italian Parliament in 2003. In application of this amnesty law, Videocolor paid a total amount of €1 million, thereby ending all disputes with regard to the years 1993 and 1994. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4 million and (ii) tax penalties amounting to €4 million (before interest). Videocolor successfully appealed this assessment on October 25, 2001 but, following an appeal from the tax authorities, the judgment was partially overturned on November 20, 2006, with the Court of Appeal confirming an assessment in the amount of €2 million, including penalties.

Videocolor filed an appeal to the Supreme Court based on the argument that the assessment was not founded on OCDE transfer pricing principles. In addition, the Court of Appeal made a manifest error of calculation in revising the assessments and added a charge of €1.8 million that the Company is contesting with the Supreme Court.

In September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3 million and €2 million, respectively and (ii) tax penalties amounting to €3 million and €2 million, respectively. In December 2002, Videocolor challenged the assessments with the tax court in order to nullify these assessments.

In November 2004, this tax court rejected almost all of the assessments notified by the Italian Tax authorities.  The Direct Taxes Local Office appealed this decision in December 2005.  On December 12, 2007, the Court decided in favor of Videocolor, confirming the previous favorable judgment. On July 25, 2008, the Direct Tax Office appealed these rulings to the Supreme Court.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to fiscal year 1998 resulting in (i) additional taxes amounting to €0.1 million and (ii) penalties amounting to €0.1 million. Videocolor appealed this assessment on March 2, 2004 before the court of appeal, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

The Tax office appealed this decision. On April 4, 2008, the Court decided in favor of Videocolor. In May 2009, the Direct Tax Office appealed this sentence to the Supreme Court. In July 2009, Videocolor filed its memorandum against the appeal of the Direct Tax Office with the Supreme Court.

Technicolor sold Videocolor in February 2005, but remains responsible for the possible outcome of this dispute as a result of the guarantees given to the buyer.

Anti-dumping on televisions manufactured by Technicolor’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Technicolor subsidiaries of television manufactured by Technicolor in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Technicolor received in May 2004, January 2005 and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16 million.

On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment. The assessment was again maintained by the Court of Appeal in a judgement rendered in March 2008. Technicolor appealed at the Italian Supreme Court. The Spanish Courts rejected Technicolor’s position in July 2005 and in December 2007. The appeal to the Spanish Supreme Court was not accepted because the amount was considered as too small. Therefore Technicolor paid an amount of €0.4 million and waits for the outcome of the European Court of Justice proceeding before starting new legal proceedings in Spain.

The French Customs Authority accepted to submit in August 2005 to the European Commission Technicolor’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Technicolor. In July 2007, Technicolor filed an appeal at the 1st Instance of the European Court of Justice against the European Commission, which rejected in September 2009 Technicolor’s position. In November 2009, Technicolor lodged an appeal at the European Court of Justice which also rejected in June 2010 Technicolor’s position. Technicolor continues the legal proceedings at the national courts in France, Germany and the UK.

Technicolor still firmly believes that it has correctly declared and paid duty on the imported televisions concerned, and, accordingly, strongly disputes the grounds of these re-assessments.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Set top boxes imports into the European Union

Between 2004 and 2008, the European Commission, on one side, and the European Broadcasters and set top box manufacturers, on the other side were engaged in discussions regarding the customs duty classification of set top boxes with hard disk drives (STB HDD).  The broadcasters and manufacturers considered that the STB HDD should have been classified under a heading subject to a 0% duty rate.

In May 2008, the European Commission issued an Explanatory Note to the Combined Nomenclature which classified the STB HDD as consumer electronic products with a duty rate of 13.9%.  Since December 2008, Her Majesty’s Revenue & Customs (“HMRC”) in the UK issued Thomson Broadband UK (TBUK) with a first and second demand for customs duty at the new rate on imports of STB HDD into the European Union for the period December 2005 to May 2006 for an amount of £2.2 million, and in June 2009 for the period June 2006 to December 2008 for an amount of £8.4 million.

The amount of duty demanded in these two assessments is a revised amount agreed with HMRC after review of the import documentation. TBUK has lodged an appeal with the UK Tax and Duties Tribunal against the decisions for customs duty, and has also lodged a remission/ suspension (of duty) application with HMRC.  No decision has been issued by HMRC since the introduction of the TBUK recourses.

TBUK is in a similar situation as other manufacturers who have been similarly affected by the customs duty classification of set top boxes with hard disk drives (STB HDD).  These other manufacturers have applied to the European Court of Justice for a preliminary ruling on the customs classification issues which form the basis of HMRC's assessments.  TBUK's appeal to the UK Tax and Duties Tribunal is currently stood over pending the outcome of this application. TBUK will vigorously contest the demand for duty, as it firmly believes that the new classification based on the Explanatory Note is wrong in law.

Poland Tax Proceedings

To complete a request for arbitrage on 2003 transfer prices between France & the UK on one side and Poland on the other side, the Polish entity, Technicolor Polska, submitted in June 2009 a €8 million tax refund request to the Polish Tax Authorities. Because of this arbitrage request, the Polish Tax Authorities launched, in 2009, an audit on the 2003 Income Tax & 2004 withholding tax returns.

After lengthy proceedings, the Polish Tax Authorities issued provisional assessments in 2010 with respect to 2003 deductibility of R&D costs & 2004 withholding taxes resulting in (i) additional taxes amounting to €10 million and (ii) interests amounting to €7 million. In between, Polish Tax Authorities had established a €17 million mortgage on the company’s assets which had also as indirect consequences to prevent the statute of limitation from expiring.

Technicolor Polska will contest those assessments to the Polish Tribunal, as it does not consider them as valid. In May 2010, the Polish Tax Authorities launched another audit on the 2004 corporate income tax and 2005 withholding tax returns.

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 44-1 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc.  The Association is alleging they were exposed to various contaminants during the course of their employment and while living at the facility, which allegedly (1) caused them to suffer various diseases, including cancer, or (2) caused them emotional distress from fear that their employment increased their risk of contracting disease.  The Association claims damages in the amount of TWD 2.7 billion (€68 million at June 30, 2010 closing rate) to compensate the members of the Association for the alleged injury suffered by the former plant employees who worked at the facility from its inception until its closure in 1992.

In 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes.  Shortly thereafter, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in August 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. The parties have subsequently filed a number of briefs addressing procedural and substantive issues.  The Association has attempted to add TCE Bermuda, Technicolor USA, Inc., Technicolor SA, and General Electric Company as defendants in the lawsuit.

In addition, in September 2008, a new judge was appointed to preside over the case.  The case is being vigorously defended.  It is unclear how the attempt to add defendants and the appointment of a new presiding judge will impact the progress of the case.  Hearings for the purpose of examining Association witnesses were conducted on November 11 and December 9, 2009, and January 20, March 10, April 14 and June 1, 2010.

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Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the US District Court for the District of Delaware against Technicolor USA, Inc., (formerly Thomson Inc.) DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Technicolor USA Inc filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Technicolor USA, Inc.’s motion, the antitrust and unfair competition claims were transferred to the US District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pre-trial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc., Pioneer Corp., EchoStar Communications Corp., and other parties.

In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the US District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the US District Court for the District of Delaware, where pursuant to an order of the US District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the US Patent and Trademark Office (“USPTO”).

Pegasus claims damages in the form of royalties for some or all of the satellite integrated receivers/decoders (“IRD’s”) the Company has sold.  Through the end of 2009, the Company had sold over 58 million IRD units that might be impacted by this litigation, representing a significant portion of the Company’s revenue.  Pegasus has not yet definitively set forth in the litigation the per unit royalty figure or damages sum they seek in the case.

Pegasus also seeks an injunction to prohibit further sales of IRD’s which allegedly infringe the patents in suit.  If Pegasus were successful in the litigation and able to convince the Court to enter a permanent injunction, the Company’s IRD sales could be disrupted. The Company notes, however, that all of the patents asserted against the Company have already expired, with the exception of one which is set to expire in August 2010. The Company believes the court is unlikely to issue an injunction prior to the expiration of the last patent.  Upon expiration of the last patent, the Company would be free to pursue IRD sales with no risk of an injunction; therefore the risk of this litigation relates primarily to the damages claimed by Pegasus which amount, as indicated above, Pegasus has not yet claimed.

The stay of proceedings entered by the Delaware District Court in May 2003 remains in effect and the reexamination proceedings with respect to the patents at issue are ongoing.  Based on the reexamination proceedings to date, however, only certain claims relating to two patents asserted against the Company have been found patentable, while all other claims at issue have been cancelled.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the US District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s US patents. Thereafter, TLC placed two of the patents into re-issue proceedings before the United States Patent and Trademark Office.

As a result, this lawsuit was stayed as to those patents pending reissue.  Both patents have now reissued, and on October 2, 2009, the trial court formally lifted the stay of proceedings.  A case management plan has been put in place with a projected February 2011 trial date.  Because of the stay, the case is still in the early stages of development. The Company has received a favourable ruling in early claim construction proceedings.  The Company intends to vigorously defend this lawsuit.

In June and July 2005, the District Court granted summary judgment in favour of Technicolor on the remaining two patents. TLC appealed that ruling to the US Federal Circuit Court of Appeals.

In July 2006, the parties entered into a Settlement and License Agreement resolving all issues pertaining to the Appeal.

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Technicolor Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the US District Court for the District of Delaware.  Each suit alleges that defendants Fox and NBC infringe US Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “’627 patent”) by transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard.  Both Fox and NBC have subsequently demanded that Technicolor defend and indemnify them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, which the Company acquired in December 2005.

While Technicolor has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Technicolor has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case.

On November 8, 2008, the District Court issued an order construing the claims of the ‘627 patent.  Rembrandt has conceded that it cannot prove infringement of the patent under the Court’s claim construction, and in March of 2009 the parties reached an agreement in principle which has allowed for the early filing of a motion for summary judgment of non-infringement.  Upon entry of a judgment in favour of defendants, Rembrandt has indicated its intention to appeal the judgment to the Federal Circuit Court of Appeals.

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (“CRT”) industry, including Color Picture Tubes (“CPT”) and Color Display Tubes (“CDT”) businesses.

In addition, class action law suits asserting private antitrust claims were filed in early 2008 in the United States that originally named Thomson and others as defendants, although Thomson/Technicolor was dropped as a named defendant when amended complaints were filed in the spring of 2009.

On January 9, 2008, Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the “EC”) also relating to the CRT industry. Thomson received three further requests for information from the EC on January 16, 2009, January 19, 2009, and September 15, 2009 respectively. On November 25, 2009, Thomson received a Statement of Objections (“SO”) from the European Commission. The SO is an intermediate step in the EC’s investigation and, therefore, is not in the nature of a final decision by the EC.

On March 3, 2010, Thomson/Technicolor filed its written response to the (“SO”). On May 26 & 27, 2010, Thomson/Technicolor attended an Oral Hearing together with the other parties and the European Commission. Thomson/Technicolor stated that it played a minor role in the alleged anticompetitive conduct. Thomson/Technicolor also informed the European Commission about its financial situation and continues to cooperate closely with the European Commission.

Finally, on April 29, 2010 Technicolor’s Brazilian affiliate received notice from the Brazilian Ministry of Justice indicating Brazilian authorities are initiating an investigation of possible cartel activity within the CRT industry in Brazil.

Thomson sold its CPT business in 2005 and never had activity in the CDT business. The Company has taken measures it considers appropriate to investigate the background to, and respond to the subpoena and the EC requests.

As investigation by the authorities described above, are on-going, it is too early at the present time to assess the extent of any liability that Technicolor may incur in consequence of these investigations.

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Environmental matters

A certain number of Technicolor’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Technicolor has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company.  TCETVT (a subsidiary of Technicolor) owned and operated the facility from approximately 1988 to 1992, when it was sold to an entity outside the Group.  Soil remediation was completed in 1998.  In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility. The groundwater remediation process is underway. It is Technicolor’s position that General Electric Company has a contractual obligation to indemnify Technicolor with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

To date, in order to comply with the Environmental Protection Bureau’s order, TCETVT has incurred approximately U.S. $6 million for the groundwater remediation.  In the class action case referenced above under “Taoyuan County Form RCA Employees’ Solicitude Association”, TCETVT has incurred approximately U.S. $4.5 million to date to defend the action. It is TCETVT’s position that General Electric is responsible for most if not all of the costs incurred by TCETVT for both matters, including all future costs and any judgment awarded.

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety, health and environmental laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

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28

 RELATED PARTY TRANSACTIONS

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(€ in millions)	June 30, 2010
Balance sheet items
Trade receivables
Screenvision	1
Other related parties
- France Telecom and its subsidiaries	4
- Thalès Group and its subsidiaries (1)	1
- Microsoft Corporation and its subsidiaries (2)	-

Trade payables
- France Telecom and its subsidiaries	1
- Thalès Group and its subsidiaries	1
- ST Microelectronics	3
- Microsoft Corporation and its subsidiaries	-

Statement of operations items
Revenues
Screenvision	4
Other related parties
- France Telecom and its subsidiaries	10
- Thalès Group and its subsidiaries	2
- Microsoft Corporation and its subsidiaries	-

Expenses
- ST Microelectronics	(12)
- NXP	(2)
- Thalès Group and its subsidiaries	(1)
- France Telecom and its subsidiaries	(5)
- Microsoft Corporation and its subsidiaries	-

(1)

Since February 17, 2010, Denis Ranque, President and Chief Executive of Thalès since May 2009 is chairman of the Board of Technicolor. As a consequence, from this date, Thales Group became a related party of Technicolor.

(2)

As Henry P. Vigil, senior vice-chairman Strategy and Partnerships of Microsoft Corporation is not a Director of Technicolor since June 16, 2010, Microsoft Corporation ceased to be a Technicolor related party from this date.

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SUBSEQUENT EVENTS

On July 26, 2010 Technicolor received a fully documented binding offer from Francisco Partners for the acquisition of the Grass Valley Broadcast business. This disposal process contributes to the strategic refocus around its content creators and network service providers customer base, initiated by the Group in 2009.

The offer made by Francisco Partners comprises the following:

–

US$80 million promissory note (about €62 million) issued to Technicolor with a six-year maturity and bearing a capitalized interest of 5% per year. The amount of the note represents the value of the business minus the present value of retirement liabilities transferred.

–

The transfer by Technicolor of a net amount of €20 million of cash required for the ongoing management of the activity.

–

The right for Technicolor to receive additional consideration from the buyer based on the potential future remuneration of the new owners of the disposed entity.

Based on the book value of the assets, the Group expects to register a loss for this disposal in its 2010 consolidated financial statements.

Given the structure of the offer, Technicolor will not receive cash proceeds from this disposal which can be applied to the company’s Disposal Proceeds Notes issued by Technicolor in May 2010.

The transaction is expected to close before the end of 2010, subject to the relevant customary regulatory administrative approvals and consultations.

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